Exhibit 99.1

Underwriting Agreement

Effective March 29, 2017

Cenovus Energy Inc.

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

Attention: Ivor	M. Ruste

     Executive Vice-President & Chief Financial Officer

RBC Dominion Securities Inc., J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities LLC, as co-lead underwriters (the “Co-Lead Underwriters”), on behalf of the syndicate of underwriters set out in Article 14 (together with the Co-Lead Underwriters, the “Underwriters”) understand that Cenovus Energy Inc. (the “Corporation”) proposes to issue and sell 187,500,000 Common Shares (as hereinafter defined) (the “Firm Shares”). Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Firm Shares at a price of $16.00 per Firm Share (the “Offering Price”), being an aggregate purchase price of $3,000,000,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 28,125,000 Common Shares (the “Option Shares”) at a price of $16.00 per Option Share to cover over-allotments, if any, and for market stabilization purposes, if any. The Over-Allotment Option may be exercised at any time and from time to time, in whole or in part, commencing on the Closing Date (as hereinafter defined) and ending on the date that is 30 days following the Closing Date by written notice from the Co-Lead Underwriters on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Shares to be purchased. If the Over-Allotment Option is exercised, the number of Option Shares specified in the notice shall be purchased by the Underwriters, severally, but not jointly, in the same proportion as their respective obligations to purchase the Firm Shares as set forth in Article 14 hereof. Option Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the sale of the Firm Shares and for market stabilization purposes, if any, and provided further that the number of Option Shares does not exceed the Underwriters’ over-allotment position.

In consideration of the Underwriters’ agreement to purchase the Firm Shares and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the “Underwriting Fee”) equal to 3.25% of the aggregate purchase price for the Firm Shares and the Option Shares purchased by the Underwriters, being an aggregate fee with respect to the Firm Shares of $97,500,000.

The Underwriters understand that the Corporation has filed with the Securities Commissions (as hereinafter defined) the Base Prospectus (as hereinafter defined) relating to the qualification for distribution of the Offered Shares (as hereinafter defined) in each of the Provinces and Territories (as hereinafter defined), and a Registration Statement (as hereinafter defined) with the SEC (as hereinafter defined) relating to the offer and sale of the Offered Shares in the United States, and is prepared:

(i)	to authorize and issue the Offered Shares; and

(ii)	to prepare and file, without delay, (i) a (preliminary) prospectus supplement, a (final) prospectus supplement and all necessary related documents in order to qualify the distribution of the Offered Shares in each of the Provinces and Territories and (ii) a (preliminary) prospectus supplement and a (final) prospectus supplement in relation to the Offered Shares with the SEC.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in Part IX of the Excise Tax Act (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:

Article 1

Definitions

1.1    In this Agreement:

“Acquisition Agreement” means the purchase and sale agreement among the Corporation and ConocoPhillips Company and certain of its affiliates, dated March 29, 2017 pursuant to which Cenovus will acquire the Assets from the Vendor;

“Acquisition Ancillary Agreements” means the investor agreement, the registration rights agreement and the contingent payment agreement in the forms set forth as appendices to the Acquisition Agreement;

“Asset Acquisition” means the acquisition of the Assets;

“Assets” mean the FCCL Assets and the Deep Basin Assets, as further described in the Canadian Prospectus Supplements and the U.S. Prospectus Supplements;

“Base Prospectus” means the base shelf prospectus of the Corporation dated February 24, 2016, qualifying for distribution from time to time up to US$5,000,000,000 aggregate offering price of Common Shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units, including all documents incorporated by reference therein (in both the English and French languages unless the context indicates otherwise);

“Canadian Final Prospectus Supplement” means the English and French language versions (unless the context requires otherwise) of the final prospectus supplement of the Corporation relating to the distribution of Offered Shares and, unless the context otherwise requires, includes all documents incorporated by reference into the Base Prospectus for the purposes of the distribution of Offered Shares, including the template version of any marketing materials provided to potential investors in accordance with section 2.4 in connection with the distribution of the Offered Shares;

“Canadian Preliminary Prospectus Supplement” means the English and French language versions (unless the context otherwise requires” of the preliminary prospectus supplement of the Corporation dated March 29, 2017 relating to the distribution of the Offered Shares and, unless the context otherwise requires, includes all documents incorporated by reference into the Base Prospectus for the purposes of the distribution of the Offered Shares;

“Canadian Prospectus Supplements” means, collectively, the Canadian Preliminary Prospectus Supplement, the Canadian Final Prospectus Supplement and any Prospectus Amendment to any of the foregoing;

“Canadian Securities Laws” means all applicable securities laws in each of the Provinces and Territories and all rules, regulations, policy statements, instruments, notices and blanket orders or rulings thereunder;

“Cenovus Reserves Reports” means the reports prepared by McDaniel for the year ended December 31, 2016 and by GLJ for the year ended December 31, 2016 with respect to the Corporation’s reserves prior to giving effect to the Asset Acquisition;

“Closing Date” means April 6, 2017 or such other date as the Co-Lead Underwriters and the Corporation may agree upon in writing, but in any event not later than April 14, 2017;

“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters and the Corporation may agree upon;

“Co-Lead Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“comparables” has the meaning given to that term in NI 41-101;

“Corporation” has the meaning specified in the first paragraph of this Agreement;

“DBA” or “Deep Basin Assets” or “Western Canadian Conventional Assets” means the majority of Vendor’s western Canadian conventional assets, including Vendor’s exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of Vendor’s interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek;

“DBA Reserves Report” means a report by GLJ dated March 22, 2017 evaluating the bitumen, heavy oil, light and medium oils and NGLs and natural gas and coal bed methane reserves attributable to the Deep Basin Assets with an effective date of December 31, 2016;

“Designated Underwriter” means RBC Dominion Securities Inc. as “lead underwriter” within the meaning of NI 41-101;

“Disclosure Package” means, collectively, (i) the U.S. Preliminary Prospectus Supplement; (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule C hereto, and (iii) any Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under Canadian Securities Laws;

“Effective Date” means the date and time that the Registration Statement became effective;

“Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of non-compliance or violation, investigation or proceeding relating in any way to any Environmental Laws;

“Environmental Laws” means any Canadian or United States (or other applicable jurisdiction’s) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Agency;

“Execution Time” means 2:15 p.m. (Calgary time) on March 29, 2017;

“FCCL Assets” means all of Vendor’s partnership units in FCCL Partnership (being the remaining 50% interest in FCCL that Cenovus does not already own), the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta;

“FCCL Reserves Report” means the report dated March 22, 2017 by McDaniel & Associates evaluating the bitumen, heavy oil, light and medium oils and NGLs and natural gas and coal bed methane reserves attributable to, inter alia, the FCCL Assets with an effective date of December 31, 2016;

“Financial Statements” means, collectively, the audited annual consolidated financial statements of the Corporation as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, together with the notes thereto and the report of the auditors thereon;

“Firm Shares” has the meaning specified in the first paragraph of this Agreement;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Form F-X” has the meaning specified in section 2.1(d);

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“GLJ” means GLJ Petroleum Consultants Ltd.;

“Governmental Agency” means any court or governmental agency or body having jurisdiction over the Corporation or any of its Significant Subsidiaries or any of their respective properties;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Corporation;

“limited-use version” has the meaning ascribed to such term in NI 41-101;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“marketing materials” has the meaning ascribed to such term under NI 41-101;

“material” or “materially”, when used in relation to the Corporation, means material in relation to the Corporation and its subsidiaries (taken as a whole);

“Material Adverse Effect” means an effect, change, development or event that alone or in conjunction with any other effect, change, development or event is materially adverse to the business, operations or conditions (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole;

“material change”, “material fact” and “misrepresentation” have the respective meanings attributed thereto under Canadian Securities Laws;

“MI 11-102” means Multilateral Instrument 11-102 – “Passport System” of the Canadian Securities Administrators (other than Ontario), as amended or replaced;

“NI 41-101” means National Instrument 41-101 – “General Prospectus Requirements” of the Canadian Securities Administrators, as amended or replaced;

“NI 44-102” means National Instrument 44-102 – “Shelf Distributions” of the Canadian Securities Administrators, as amended or replaced;

“NI 52-107” means National Instrument 52-107 – “Acceptable Accounting Principles and Auditing Standards” of the Canadian Securities Administrators, as amended or replaced;

“NP 11-202” means National Policy 11-202 – “Process for Prospectus Reviews in Multiple Jurisdictions” of the Canadian Securities Administrators, as amended or replaced;

“Offered Shares” means, collectively, the Firm Shares and the Option Shares;

“Offering Documents” means, collectively, the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Final Prospectus Supplement, any Prospectus Amendment, the Registration Statement, and the Disclosure Package;

“Offering Price” has the meaning specified in the first paragraph of this Agreement;

“Option Closing Date” has the meaning specified in section 8.2;

“Option Shares” has the meaning specified in the second paragraph of this Agreement;

“Over-Allotment Option” has the meaning specified in the second paragraph of this Agreement;

“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Passport System, for the Base Prospectus;

“Passport System” means the system and procedures for prospectus filing and review under MI 11-102 and NP 11-202;

“Permitted Free Writing Prospectus” has the meaning specified in section 7.4;

“Principal Regulator” means the Alberta Securities Commission;

“Pro-Forma Financial Statements” means the pro forma financial statements, giving effect, inter alia, to: (i) the issuance of Offered Shares, assuming no exercise of the Over-Allotment Option; and (ii) the completion of the Asset Acquisition.

“Prospectus Amendment” means any amendment to the Base Prospectus, the Canadian Prospectus Supplements, or to the U.S. Prospectus Supplements, other than merely by incorporation by reference of Subsequent Disclosure Documents;

“provide” in the context of sending or making available marketing materials to a potential purchaser of Offered Shares, has the meaning ascribed to such term under applicable Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise and “provided” has like meaning;

“Provinces and Territories” means all of the provinces and territories of Canada;

“Public Record” means all documents incorporated by reference in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements and the Registration Statement, including any Prospectus Amendments, and all information filed by or on behalf of the Corporation with the Securities Commissions and the SEC after December 31, 2016, in compliance, or intended compliance, with Canadian Securities Laws and U.S. Securities Laws, as applicable;

“Registration Statement” means the registration statement on Form F-10 (File No. 333-209490) registering the offer and sale of the Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, as amended by amendment no. 1 thereto, including the Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and including the exhibits thereto and the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the securities commission or similar securities regulatory authority in each of the Provinces and Territories;

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in section 5.1(a);

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Significant Subsidiary” has the meaning specified in section 7.1(b);

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, annual information forms, material change reports (other than confidential material change reports), business acquisition reports, information circulars or other documents issued by the Corporation after the Execution Time which are incorporated or deemed to be incorporated by reference into the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, the Registration Statement or any Prospectus Amendment;

“subsidiary” has the meaning attributed thereto in the Canada Business Corporations Act;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by such instrument;

“TMX Group” has the meaning specified in section 17.9;

“Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning specified in the third paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus Supplement” means the Canadian Final Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, including the documents incorporated by reference therein;

“U.S. Preliminary Prospectus Supplement” means the Canadian Preliminary Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, including the documents incorporated by reference therein;

“U.S. Prospectus Supplements” means, collectively, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus Supplement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder;

“Vendor” means ConocoPhillips Company and certain of its affiliates;

“Vendor Reserves Reports” means the DBA Reserves Report and the FCCL Reserves Report; and

“WCCA Operating Statements” mean the operating statements for the Western Canadian Conventional Assets for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the report of the auditors thereon.

Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Canadian Prospectus Supplements or the U.S. Prospectus Supplements shall be deemed to refer to and include the filing of any document under the Securities Laws after the Effective Date of the Registration Statement or the issue date of the Canadian Prospectus Supplements or the U.S. Prospectus Supplements as the case may be, deemed to be incorporated therein by reference.

Article 2

Filing of Prospectuses

2.1    The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares, that:

(a)	the Corporation has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under Canadian Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a Passport Receipt dated February 25, 2016 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Provinces and Territories have been issued or been deemed to be issued;

(b)	the Registration Statement became effective on the Effective Date;

(c)	the Corporation meets the general eligibility requirements for use of Form F-10;

(d)	the Corporation filed an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the SEC;

(e)	no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(f)	the Corporation has filed or shall promptly file the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and the SEC.

The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 9:00 p.m. (Calgary time) on March 30, 2017 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters), the Canadian Final Prospectus Supplement and all such other documents as are required under Canadian Securities Laws (in English and in French, as appropriate) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Provinces and Territories through the Underwriters or any other investment dealer or broker registered in the applicable Provinces and Territories. Concurrent therewith, the Corporation shall file the U.S. Final Prospectus Supplement with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in the United States.

The Corporation will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the Toronto Stock Exchange by the Closing Time, subject to the satisfaction by the Corporation of the customary conditions as specified by the Toronto Stock Exchange, and approval for listing of the Offered Shares on the New York Stock Exchange by the Closing Time, subject only to the official notice of issuance, and the Corporation will on a timely basis satisfy all such conditions to listing of both such exchanges.

2.2    The Corporation agrees to allow the Underwriters, prior to the filing of the Canadian Prospectus Supplements, U.S. Prospectus Supplements and any Issuer Free Writing Prospectus, to review and comment on the form and content of, such documents and such other documents as may be required under Securities Laws to qualify the distribution of the Offered Shares in the Provinces and Territories and as may be required under applicable U.S. Securities Laws to register the offer and sale of the Offered Shares in the United States and to allow the Underwriters to conduct all due diligence (including in respect of the Asset Acquisition) which the Underwriters may reasonably require in order to:

(a)	review the Public Record;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to execute the certificate in the Canadian Prospectus Supplements required to be executed by them.

2.3    After the filing of the Canadian Final Prospectus Supplement and U.S. Final Prospectus Supplement, and until the conclusion of the distribution of the Offered Shares, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Offered Shares in each of the Provinces and Territories and the offer and sale of the Offered Shares in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4    During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares:

(a)	the Corporation shall approve in writing the template version of any marketing materials prepared by the Designated Underwriter and proposed to be provided by the Underwriters to any potential investor of Offered Shares, any such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)	the Designated Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Offered Shares;

(c)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR on or before the day the marketing materials are first provided to any potential investor of Offered Shares, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing. The French language version of any such marketing materials shall be filed on SEDAR prior to or concurrently with the filing of the Canadian Final Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Offered Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and

(d)	following the approvals set forth in sections 2.4(a) and (b), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 9.A3(2) of NI 44-102 to potential investors of Offered Shares in accordance with Canadian Securities Laws.

2.5    The Corporation and the Designated Underwriter, on behalf of the Underwriters, approve the marketing materials attached as Schedule E hereto.

2.6    The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Shares with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in section 2.4, and then only to potential investors in the Provinces and Territories.

Article 3

Delivery of the Prospectuses and Related Documents

3.1    The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and Territories and copies of all documents or information incorporated by reference therein which are not filed and available on SEDAR or have not previously been delivered to the Underwriters;

(b)	copies of the Registration Statement, including the Base Prospectus contained therein, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which are not filed and available on SEDAR or have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing of the Canadian Prospectus Supplements with the Securities Commissions and the filing of the U.S. Prospectus Supplements with the SEC:

(i)	copies of the Canadian Prospectus Supplements in the English and French languages, signed as required by the Canadian Securities Laws;

(ii)	copies of the U.S. Prospectus Supplements filed with the SEC; and

(iii)	copies of any documents incorporated by reference therein which are not filed and available on SEDAR or have not previously been delivered to the Underwriters;

(d)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by the Canadian Securities Laws, and any amendment to the Registration Statement;

(e)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which are not filed and available on SEDAR or have not been previously delivered to the Underwriters;

(f)	at the time of delivery of the French language version of each of the Canadian Prospectus Supplements or any Prospectus Amendment thereto, to the Underwriters pursuant to this section 3.1:

(i)

an opinion of the Corporation’s Québec counsel, dated the date of each of the Canadian Prospectus Supplements or the Prospectus Amendment, as the case may be, to the effect that, except for any financial statements and financial information which are the subject of the opinion of the Corporation’s auditor referred to below, the Canadian Prospectus Supplement including the WCCA Operating Statements, or Prospectus Amendment, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein, including any marketing materials, is in all material respects a complete and accurate translation thereof in the English language; and

(ii)	an opinion of the Corporation’s auditors addressed to the Underwriters and dated the date of each of the Canadian Prospectus Supplements or the Prospectus Amendment, as the case may be, to the effect that the French version of the Financial Statements and the Pro Forma Financial Statements as set forth in or incorporated by reference into the Canadian Prospectus Supplements or Prospectus Amendment, as applicable, is in all material respects a complete and proper translation of the English version thereof; and

(g)	prior to or contemporaneously, as nearly as practicable, with the filing of the Canadian Preliminary Prospectus Supplement with the Securities Commissions and with the filing of the U.S. Preliminary Prospectus Supplement with the SEC, long-form comfort letters from Vendor’s auditors with respect to information derived from the WCCA Operating Statements and from the Corporation’s auditors with respect to all other matters, in each case addressed to the Underwriters and dated the date the Canadian Preliminary Prospectus Supplement or the U.S. Preliminary Prospectus Supplement, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation or the Assets, as applicable, contained in such document, or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the date of such letters, and which shall state that each such auditor is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

3.2    The delivery to the Underwriters of the filed Canadian Prospectus Supplements shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)	the information and statements

(b)	contained in the Base Prospectus and the Canadian Prospectus Supplements, as the case may be, and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Corporation, the Asset Acquisition, the Assets and the Offered Shares and in respect of the Acquisition Agreement and the Acquisition Ancillary Agreements; and

(c)	the Base Prospectus or the Canadian Prospectus Supplements, as the case may be, do not contain a misrepresentation within the meaning of Canadian Securities Laws, provided that such representation and warranty shall not be provided in respect of any information or statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Canadian Prospectus Supplements by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and Territories and elsewhere outside the United States in compliance with this Agreement and applicable securities laws including the Securities Laws.

3.3    The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Offering Documents, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws and to the extent filed pursuant to U.S. Securities Laws, conformed in all material respect to any applicable requirements of the U.S. Securities Laws when they were filed with the SEC; and any further documents incorporated by reference in the Offering Documents, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Securities Laws, as applicable;

(b)	on the Effective Date, the Registration Statement did, and on the date it is first filed and at the Closing Time (including on any Option Closing Date), the U.S. Final Prospectus Supplement will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Base Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Canadian Final Prospectus Supplement, will, and at the Closing Time the Base Prospectus and the Canadian Final Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the Base Prospectus contained therein, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Base Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus Supplement will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus Supplement, respectively, and as of the Closing Time (including on any Option Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Base Prospectus, the Canadian Prospectus Supplements or the U.S. Prospectus Supplements;

(c)

as of the Execution Time and as of the Closing Time (including on any Option Closing Date), each of (i) the Disclosure Package and (ii) each electronic roadshow, if any, when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(d)	at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Co-Lead Underwriters have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Offered Shares; and

(e)	each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If there occurs an event or development as a result of which the U.S. Final Prospectus Supplement or Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Co-Lead Underwriters so that any use of the U.S. Final Prospectus Supplement or Disclosure Package may cease until it is amended or supplemented and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and applicable rules and regulations of the SEC thereunder. The foregoing two sentences do not apply to statements in or omissions from the U.S. Final Prospectus Supplement or Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for use therein.

Article 4

Commercial Copies of Prospectuses

4.1    The Corporation shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the business day following the date of filing of the Canadian Final Prospectus Supplement with the Securities Commissions and filing of the U.S. Final Prospectus Supplement with the SEC, at offices designated by the Underwriters, such number of commercial copies of the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement. The Corporation shall, until the conclusion of the distribution of the Offered Shares, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2    The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to section 4.1, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, the Registration Statement and of any Subsequent Disclosure Documents or any Prospectus Amendment which the Underwriters may from time to time reasonably request.

Article 5

Distribution of Common Shares

5.1    Each of the Underwriters covenants and agrees with the Corporation:

(a)	to offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”) in compliance with applicable Securities Laws, in all material respects, upon the terms and conditions set forth in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements or the Registration Statement, as applicable, any Prospectus Amendment and this Agreement. Each of J.P. Morgan Securities LLC and Mizuho Securities USA Inc., severally (and not jointly), covenants and agrees with the Corporation that (i) it shall only sell Offered Shares outside of Canada in accordance with applicable Securities Laws, upon the terms and conditions set forth in in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements or the Registration Statement, as applicable, any Prospectus Amendment and this Agreement, and (ii) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Offered Shares in Canada;

(b)	to offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, in compliance with applicable laws and regulations, in all material respects, in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements or the Registration Statement, as applicable, any Prospectus Amendment and this Agreement, provided that the Underwriters will not solicit offers to purchase or sell the Offered Securities outside Canada and the United States so as to require qualification or registration of the Offered Securities or the filing of a prospectus, registration statement or similar document with respect to the offer or sale of the Offered Securities under the laws of such jurisdiction (and will require each Selling Firm to agree with the Underwriters not to so solicit or sell);

(c)	to use commercially reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Shares as soon as possible after the Closing Time; and

(d)	to comply with applicable Securities Laws with respect to the use of “green sheets” and other marketing materials.

5.2    The Underwriters may offer the Offered Shares at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Offered Shares offered in the Provinces and Territories, the requirements of Canadian Securities Laws and the disclosure concerning the same which is contained in the Canadian Prospectus Supplements.

5.3 For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Offered Shares is qualified in each of the Provinces and Territories and that the sale of the Offered Shares has been registered under U.S. federal securities laws and that the Registration Statement has been declared or otherwise become effective, as applicable, unless otherwise notified in writing by the Corporation.

5.4 No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation under this Agreement if the Underwriter first mentioned is not itself in default.

5.5 The Co-Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Offered Shares and shall, as soon as practicable, and in any event, no later than 25 days thereafter, provide the Corporation with a breakdown of the number of Offered Shares distributed in each of the Provinces and Territories where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6

Material Changes

6.1 (a)	During the period from the date hereof until the completion of the distribution of the Offered Shares and at any time when a prospectus relating to the Offered Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(i)	any change (actual, anticipated, contemplated or threatened) in the business, operations, condition (financial or otherwise), or capital of the Corporation and its subsidiaries (taken as whole); or

(ii)	any change in any matter covered by a statement contained in the Base Prospectus, the Registration Statement, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any fact which has arisen which would have been required to have been stated in the Base Prospectus, the Registration Statement, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Subsequent Disclosure Documents or any Prospectus Amendment, had the fact arisen on or prior to the date thereof; or

(iv)	any material change in the terms of the Asset Acquisition or the terms or conditions of the Acquisition Agreement or the Acquisition Ancillary Agreements (or material waivers in respect thereof) or the termination of the Acquisition Agreement.

of which it is aware and which:

(v)	is, or may be, of such a nature as to render the Canadian Prospectus Supplements, the Base Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares, or

(vi)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Prospectus Supplements in order that such documents will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Prospectus Supplements, in light of the circumstances under which such statements were made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Prospectus Supplement to comply with the requirements of the U.S. Securities Laws.

(b)	The Corporation shall in good faith discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2 During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under the Securities Laws arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement as may be required under applicable Securities Laws; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement signed as required by applicable Securities Laws, and each Subsequent Disclosure Document, in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement substantially similar to those referred to in sections 3.1(f) and (g) above.

6.3 The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Canadian Preliminary Prospectus Supplement and the Canadian Final Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of such document by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and Territories and elsewhere outside the United States; provided that the use of such document and the distribution of the Offered Shares by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including the Securities Laws.

6.4 During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission or the SEC for any amendment to the Canadian Prospectus Supplements, the Base Prospectus, the U.S. Prospectus Supplements, the Registration Statement, any Prospectus Amendment, any Subsequent Disclosure Document or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Canadian Prospectus Supplements, the Base Prospectus, the Registration Statement, the U.S. Prospectus Supplements, any Prospectus Amendment, any Subsequent Disclosure Document or the distribution of the Offered Shares, and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

Article 7

Representations, Warranties and Covenants

7.1 The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares, that:

(a)	the Corporation has been duly amalgamated, and is a validly subsisting corporation under the laws of Canada, with the necessary corporate power and capacity to own, directly or indirectly, lease and operate, as applicable, its properties and conduct its business as is or will be described in the Offering Documents;

(b)	each subsidiary and partnership of the Corporation with total assets that exceed 10 percent of the total consolidated assets of the Corporation or revenues that exceed 10 percent of the total consolidated revenues of the Corporation as at and for the period ending on December 31, 2016, each of which is listed in Schedule D to this Agreement (each a “Significant Subsidiary”), has been duly organized and is subsisting and in good standing, if applicable, under the laws of the jurisdiction of its incorporation or organization, has the necessary corporate, or partnership, as applicable, power and authority or capacity to own, directly or indirectly, lease and operate, as applicable, its properties and to conduct its business as is or will be described in the Offering Documents;

(c)	the Corporation has the necessary corporate power and authority to enter into this Agreement, to issue the Offered Shares and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and is a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and except that rights of indemnity and contribution contained in this Agreement may be limited under applicable law;

(d)	the Corporation has the necessary corporate power and authority to sign and deliver the Canadian Prospectus Supplements and the U.S. Prospectus Supplements and, if applicable, will have the necessary corporate power and authority to sign and deliver any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the signing and delivery by it of the Canadian Prospectus Supplements, and the U.S. Prospectus Supplements and the filing thereof, as the case may be, in each of the Provinces and Territories under the Canadian Securities Laws and with the SEC, as applicable

(e)	the Corporation has the necessary corporate power and authority to enter into the Acquisition Agreement and the Acquisition Ancillary Agreements and to perform its obligations set out therein, the Acquisition Agreement has been duly authorized, executed and delivered by the Corporation, the Acquisition Ancillary Agreements and the execution and delivery thereof have been duly authorized by the Corporation, and the Acquisition Agreement is, and upon execution and delivery of the Acquisition Ancillary Agreements will be, valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms;

(f)

the issue and sale of the Offered Shares and the consummation of the transactions contemplated by this Agreement and the Acquisition Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Corporation is bound or to which any of the property or assets of the Corporation is subject, which individually or in the aggregate would result in a Material Adverse Effect, nor will such action result in any violation of (i) the provisions of the constating documents and by-laws of the Corporation, or (ii) any statute or any order, rule or regulation of any Governmental Agency that, in the case of (ii) only, would result in a Material Adverse Effect; and no consent, approval, authorization, order, registration, clearance or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Offered Shares or the consummation by the Corporation of the transactions contemplated hereby except such as have been, or will have been, prior to Closing Time, obtained under Securities Law and such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Offered Shares by the Underwriters;

(g)	other than as has been or will be disclosed in or contemplated by the Offering Documents, neither the Corporation nor any of its subsidiaries is in violation of its articles and by-laws, if applicable, or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except as would not result in a Material Adverse Effect;

(h)	other than as has been or will be disclosed in or contemplated by the Offering Documents, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject which, if determined adversely to the Corporation or any of such subsidiaries, would result in a Material Adverse Effect; and, to the Corporation’s knowledge, no such proceedings are contemplated by any Governmental Agency or by others;

(i)	the Corporation is not and, after giving effect to the offering and the sale of the Offered Shares and the application of their proceeds as described in the Canadian Prospectus Supplements, the U.S. Final Prospectus Supplement, and the Disclosure Package, will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(j)	other than as has been or will be disclosed in or contemplated by the Offering Documents, and except as would not individually or in the aggregate result in a Material Adverse Effect, (i) the Corporation and its subsidiaries are each in compliance with all applicable Environmental Laws, (ii) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending or, to the knowledge of the Corporation, threatened Environmental Claims against the Corporation or any subsidiary;

(k)	other than as has been or will be disclosed in or contemplated by the Offering Documents, the Corporation and its Significant Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their respective properties and conduct their businesses as now conducted or proposed to be conducted as described in the Offering Documents, except where such failure would not result in a Material Adverse Effect;

(l)	the Corporation is not aware of any defects in title to its core oil and gas properties, the material assets and facilities which are used in the production and marketing of its oil and gas that, in the aggregate, would result in a Material Adverse Effect;

(m)	a true and complete copy of each of the Cenovus Reserves Reports and the Vendor Reserves Report has been provided to the Underwriters;

(n)	the Corporation co-operated with GLJ and McDaniel in the preparation of the Cenovus Reserves Reports, which have been accepted and approved by the reserves committee and the Board of Directors of the Corporation. The Corporation has made available to GLJ and McDaniel prior to the issuance of the Cenovus Reserves Reports for the purpose of preparing such reports, all information within the Corporation’s power or possession requested by GLJ or McDaniel, which information did not to the Corporation’s knowledge, at the time such information was provided, contain any misrepresentation and the Corporation does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to GLJ or McDaniel since the date that such information was so provided that would result in a Material Adverse Effect. The Corporation believes that the Cenovus Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such reports as at December 31, 2016, based upon information available at the time such reserves information was prepared, and the Corporation believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom;

(o)	the Corporation believes that the Vendor Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such reports as at December 31, 2016, based upon information available at the time such reserves information was prepared, and the Corporation believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom;

(p)	neither the Corporation nor any of its subsidiaries or partnerships or, to the knowledge of the Corporation, any director, officer, employee, agent, affiliate or representative of the Corporation, its subsidiaries or partnerships is an individual or entity (“Person”) currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control, or the Canadian government (collectively, “Sanctions”), nor is the Corporation, its subsidiaries or partnerships located, organized or resident in a country or territory that is the subject of Sanctions. It will not, directly or indirectly, use the proceeds of the transaction, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(q)

the Corporation and its subsidiaries have not directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(r)	the operations of the Corporation and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(s)	the Financial Statements of the Corporation included or incorporated by reference in the Offering Documents, together with the related notes, present fairly the financial position of the Corporation and its consolidated subsidiaries at the dates indicated and the earnings, shareholder’s equity and cash flows of the Corporation and its consolidated subsidiaries for the periods specified; said consolidated financial statements comply as to form with the applicable accounting requirements of Securities Laws as interpreted and applied by the SEC or the Securities Commissions, as applicable, and have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and the selected financial information included in the Offering Documents, presents fairly the information shown therein;

(t)	to the Corporation’s knowledge, the WCCA Operating Statements fairly present in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of NI 52-107 for operating statements of an acquired oil and gas property, consistently applied, revenue, royalties and production costs attributable to the DBA and the other information purported to be shown there and in respect of the DBA as at the dates thereof and for the period then ended and reflect all revenue, royalties and production costs in respect of the DBA as at the dates thereof required to be disclosed by the financial reporting framework specified in subsection 3.11(5) of NI 52-107 for operating statements of an acquired oil and gas property and include all adjustments necessary for fair presentation;

(u)	subject to Section 7.1(s): (i) the Pro Forma Financial Statements of the Corporation and the related notes thereto included in the Offering Documents fairly present the pro forma consolidated financial position, results of operations and earnings of the Corporation as at the dates and for the periods indicated after giving effect to the Asset Acquisition and the other transactions and assumptions described in the related notes thereto; (ii) the Pro Forma Financial Statements comply with, and have been compiled in accordance with, Canadian Securities Laws and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

(v)	to the Corporation’s knowledge, PricewaterhouseCoopers LLP, who have audited certain financial statements of the Corporation and its subsidiaries, are independent public accountants as required by Securities Laws;

(w)	to the Corporation’s knowledge, GLJ and McDaniel are independent reserve evaluators in respect of the Cenovus Reserves Reports as required by Securities Laws;

(x)	the Corporation is a “reporting issuer” or has equivalent status in each of the Provinces and Territories within the meaning of the Canadian Securities Laws in such Provinces and Territories and since December 31, 2016, the Corporation has not received any correspondence or notice from a Securities Commission concerning a review of any of the Corporation’s continuous disclosure documents in respect of which any matters remain outstanding;

(y)	the Corporation and its subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act); such internal control over financial reporting and procedures are effective and the Corporation and its subsidiaries are not aware of any material weakness in their internal control over financial reporting;

(z)	the Corporation and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act); such disclosure controls and procedures are effective;

(aa)	there is and has been no failure on the part of the Corporation and any of the Corporation’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(bb)	the Corporation is authorized to issue an unlimited number of Common Shares of which, as at December 31, 2016, no more than 833,290,000 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable, and subject to the restrictions set forth in the Corporation’s articles, an unlimited number of first preferred shares, none of which are issued and outstanding as at the date hereof, and an unlimited number of second preferred shares, none of which are issued and outstanding as at the date hereof;

(cc)	when issued, all of the Offered Shares will have been duly and validly created, allotted and issued as fully paid and non-assessable securities of the Corporation;

(dd)	except as provided for herein and issuable to Vendor pursuant to the Acquisition Agreement and under the Corporation’s (i) employee stock option plan, (ii) the shareholder rights plan agreement dated as of November 30, 2009, as amended and restated as of April 25, 2012, and (iii) dividend reinvestment plan, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; and no person has the right to require the Corporation or any of its subsidiaries to qualify or register any securities for sale under the Canadian Securities Laws or the U.S. Securities Act by reason of the filing of the Canadian Prospectus Supplements with any Securities Commission, the filing of the Registration Statement, Disclosure Package and U.S. Final Prospectus Supplement with the SEC, or the issuance and sale of the Offered Shares;

(ee)	no Securities Commission or similar regulatory authority or the Toronto Stock Exchange or the New York Stock Exchange or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(ff)	the issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange and the Corporation is not in default of its listing requirements on the Toronto Stock Exchange of the New York Stock Exchange in any material respect;

(gg)	Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(hh)	the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares;

(ii)	the Corporation will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act;

(jj)	the representations and warranties of the Corporation in the Acquisition Agreement, a true copy of which has been provided to the Underwriters, are true and correct in all material respects subject to the qualifications set out therein as of the date thereof;

(kk)	to the knowledge of the Corporation, the representations and warranties of Vendor in the Acquisition Agreement are true and correct in all material respects subject to the qualifications set out therein as of the date thereof;

(ll)	no action, approval, consent or vote on the part of the holders of Common Shares or the holders of any other security of the Corporation is or shall be necessary to consummate the transactions contemplated by this Agreement or the Acquisition Agreement;

(mm)	other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the Offering; and

(nn)	the guidance and other forward-looking information and financial outlooks contained in the Canadian Prospectus Supplements and in the U.S. Prospectus Supplements, or incorporated by reference into the Base Prospectus, has a reasonable basis, and the assumptions used to prepare such information were reasonable in the circumstances.

7.2 The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Offered Shares will be used for the purposes to be described in the Canadian Final Prospectus Supplement, the U.S. Final Prospectus Supplement and the Disclosure Package, subject to the qualifications described under the heading “Use of Proceeds” in the Canadian Final Prospectus Supplement and U.S. Final Prospectus Supplement.

7.3 Except as contemplated by this Agreement, during the period commencing on the date hereof and ending on the date which is 90 days from the Closing Date contemplated hereunder (the “Lock-Up Period”), the Corporation will not, without the prior written consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld or delayed, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares, or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, except pursuant to the Corporation’s: (i) stock option plan, performance share unit plan or deferred share unit plans, (ii) shareholder rights plan, (iii) dividend reinvestment plan; or (iv) issuance of Common Shares as part of the consideration in respect of the Asset Acquisition, provided, however, that this provision will also not apply in the case of the filing of any shelf prospectuses or registration statements by the Corporation where Common Shares are not being distributed to the public (but, for greater certainty, Common Shares may be qualified for issuance pursuant to such prospectuses or registration statements).

7.4 Unless the Corporation and the Co-Lead Underwriters otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses, if any, included in Schedule C hereto and in respect of any electronic roadshow furnished to the Co-Lead Underwriters prior to first use and not objected to by the Co-Lead Underwriters. Any such free writing prospectus consented to by the Co-Lead Underwriters or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Article 8

Closing

8.1 The closing of the purchase and sale of the Firm Shares shall take place at the Closing Time at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta.

8.2 The closing of the purchase and sale of any Option Shares shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Shares specified in such notice. The closing of the purchase and sale of any Option Shares shall be completed at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Shares shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Shares at the Closing Time on the Option Closing Date.

8.3 At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, in electronic or certificated form, the Firm Shares registered in name or names as the Co-Lead Underwriters may notify the Corporation not less than one business day before the Closing Date. The Co-Lead Underwriters, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Firm Shares to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Firm Shares are to be allocated in the book-based system. The delivery of the Firm Shares in electronic or certificated form to CDS shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for the Firm Shares, net of the Underwriting Fee, by wire transfer in immediately available funds.

Article 9

Conditions Precedent

9.1 The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time on the Closing Date or the Option Closing Date, as applicable:

(a)	the Underwriters shall have received a certificate, dated the Closing Date or the Option Closing Date, as applicable, from the President & Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Corporation, or by such other senior officers satisfactory to the Underwriters, acting reasonably, certifying on behalf of the Corporation and not in their respective personal capacity, that:

(i)	the Corporation has complied with and satisfied, in all material respects, all covenants and terms of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time, and has complied with and satisfied all conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	except for such representations and warranties which are made as of a specific date other than the Closing Date or Option Closing Date, as applicable, all representations and warranties of the Corporation contained herein are true and correct in all materials respects, except

(A)	in the case where such representations and warranties are qualified by “Material Adverse Effect” or other concepts of materiality, and

(B)	in the case of those representations and warranties set forth in subsections 7.1(p), (q) and (r) hereof,

in which cases such representations and warranties shall be true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (g) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of section 10.1(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter’s opinion, had or would have the effect specified therein);

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date or the Option Closing Date, as applicable, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Canadian Final Prospectus or any Prospectus Supplement or any Amendment and in the Disclosure Package and the U.S. Final Prospectus Supplement; and

(v)	that the Acquisition Agreement has not been terminated,

and the Underwriters shall have no knowledge to the contrary;

(b)	the Corporation shall have furnished to the Underwriters evidence that the Offered Shares have been conditionally approved for listing and trading on the Toronto Stock Exchange and the New York Stock Exchange and that the Common Shares purchased at that time will be posted for trading on the Toronto Stock Exchange and the New York Stock Exchange on the Closing Date or Option Closing Date, as applicable;

(c)	the Underwriters shall have received a comfort letter from each of the Corporation’s auditors and Vendor’s auditors, addressed to the Underwriters, and dated the Closing Date, in each case, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letters from such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(d)	the Underwriters shall have received legal opinions, dated the Closing Date from (i) Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation (or where applicable, opinions of local counsel as to the laws other than those of Canada and the Provinces of British Columbia, Alberta, Ontario and Québec ), to the effect set forth in Schedule A hereto, (ii) Paul Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation, to the effect set forth in Schedule B hereto, and (iii) Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in Canada and other related matters as the Underwriters may reasonably require, and shall receive a negative assurance letter from Shearman & Sterling LLP, U.S. counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in the Unites States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus Supplement and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and the opinions of local counsel in the Provinces and Territories as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and that all counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(e)	the Underwriters shall have received a legal opinion, dated the Closing Date from Québec counsel for the Corporation, to the effect that the laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Offered Shares in such province have been complied with;

(f)	the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(g)	the Underwriters shall have received a certificate from the Executive Vice-President & Chief Financial Officer of the Corporation, or from such other senior officer satisfactory to the Underwriters, acting reasonably, certifying on behalf of the Corporation and not in his personal capacity, as to certain matters with respect to guidance pertaining to financial and operational matters, in a form reasonably acceptable to the Underwriters;

(h)	the Financial Industry Regulatory Authority, Inc. shall not have raised any objections with respect to the fairness or reasonableness of the underwriting, or other arrangements or transactions, contemplated hereby which remain unresolved; and

(i)	the Underwriters shall have received such further certificates and documents as the Co-Lead Underwriters may reasonably request.

Article 10

Termination

10.1 In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase the Offered Shares, without any liability on its part, immediately upon written notice to the Corporation at any time prior to the Closing Time if:

(a)	any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of the Offered Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Shares has been issued proceedings are announced, commenced or threatened for the making of an order, by a Securities Commission, the SEC or by any other similar regulatory authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, investigation or other proceeding in relation to the Corporation is announced or commenced by any securities commission or similar regulatory authority, any stock exchange upon which securities of the Corporation are listed or any other competent authority if, in the reasonable opinion of an Underwriter, the announcement or commencement thereof materially adversely affects or would materially adversely affect the trading or distribution of the Offered Shares;

(c)	the Corporation shall be in breach of, default under or non-compliance with any representation, warranty, covenant, term or condition of this Agreement in any material respect;

(d) (i)	trading generally shall have been suspended or materially limited on, or by, as the case may be, the New York Stock Exchange or the Toronto Stock Exchange, (ii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, or (iii) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State, Canadian or the Province of Alberta authorities and in the case of any of the events specified in (i) through (iii), such event, singly or together with any other such event would in the sole opinion of an Underwriter, acting reasonably, have a material adverse effect on the market price or market value of the Common Shares;

(e)	there shall have occurred any material adverse change, financial or otherwise, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) which, in the reasonable opinion of an Underwriter, would materially adversely affect the market price or market value of the Common Shares;

(f)	there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, which in the reasonable opinion of an Underwriter, materially adversely affects or involves, or will materially adversely affect or involve the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and have a material adverse effect on the market price or market value of the Common Shares; or

(g)	the Corporation advises the Co-Lead Underwriters on behalf of the Underwriters in writing or discloses to the public that it does not intend to proceed to complete the acquisition of the Assets or the Acquisition Agreement is terminated.

10.2 In the event of a termination by an Underwriter pursuant to this section 10, there shall be no further liability on the part of such Underwriter to the Corporation or of the Corporation to such Underwriter in respect of that proposed distribution of the Offered Shares, except in respect of the obligations of the Corporation under Articles 11 and 12.

Article 11

Conditions

11.1 All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares by notice in writing to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 12

Indemnification and Contribution

12.1 The Corporation shall indemnify and hold harmless each of the Underwriters and the Underwriters’ respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution or holding of the Offered Shares), costs, damages and expenses to which the Indemnified Party may be subject or which the Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise in any way caused by or arising directly or indirectly from or in consequence of:

(a)	any information or statement in the Offering Documents or in any other document incorporated therein by reference, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(b)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Prospectus Supplements, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein;

(d)	the breach of, default under or non-compliance with by the Corporation of any of the covenants, representations or warranties contained in this Agreement;

(e)	any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by any competent authority if such prohibition or restriction is based on any of the events referred to in subsections 12.1(a), (b) or (c); or

(f)	any order made or any inquiry, investigation (whether formal or informal) or other proceedings commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Offered Shares;

provided that the Corporation shall not be liable in such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses: arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact in, or any omission or alleged omission of a material fact from, the Offering Documents or in any other document incorporated therein by reference, or in any other material so filed, in reliance upon and in conformity with information furnished in writing to the Corporation by any of the Underwriters specifically for use in the preparation thereof; and in such event, such Underwriter shall promptly reimburse the Corporation for the respective amounts received from the Corporation pursuant to this indemnity in respect of such liabilities, claims, demands and losses.

12.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 is unavailable, in whole or in part, for any reason (other than any reason specified in section 12.1) to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, from the distribution of the Offered Shares; or

(b)	if the allocation provided by section (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in section (a) above but also the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand, in connection with the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the distribution of the Offered Shares received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or which ought to have been supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation or to information supplied by or on behalf of the Underwriters. The parties agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by pro rata allocation (even if the Underwriters were treated as one party for such purpose) or any other method of allocation which does not take into account the equitable considerations referred to above in this section 12.2. The Underwriters respective obligations to contribute pursuant to this section 12.2 are several in proportion to their respective underwriting obligations with respect to such Offered Shares and not joint.

12.3 If any claim contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters, in writing, of the nature of such claim (provided that any failure to so notify promptly, in writing, shall relieve the Corporation of liability under this Article 12 only to the extent that such failure materially prejudices the Corporation’s ability to defend such claim and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity provision), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of all the Underwriters, and no admission of liability or settlement shall be made by any Indemnified Party, without the prior written consent of the Corporation. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the Corporation; (iii) the named parties include both the Corporation and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the Indemnified Party and the Corporation and the Indemnified Party has reasonably concluded that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties. The Corporation shall not be liable for any settlement of any action or suit effected without its written consent.

12.4 The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

12.5 Notwithstanding anything else contained in this Agreement, no person who has been determined by a court of competent jurisdiction in a final non-appealable judgment to have engaged in fraud, willful default, fraudulent misrepresentation or negligence shall be entitled to claim indemnification pursuant to section 12.1 or contribution pursuant to section 12.2 from any person who has not also been so determined to have engaged in such fraud, willful default, fraudulent misrepresentation or negligence.

12.6 Without limiting the generality of section 12.5, the rights of indemnity provided under section 12.1 and rights of contribution provided under section 12.2 shall not apply if the Corporation has complied with subsections 3.1(a), (b), (c), (d) and (e) and Article 6, as applicable, and the person asserting any claim contemplated by this Article 12 has not been provided with copies of the Canadian Prospectus Supplements or U.S. Prospectus Supplements (as appropriate) or any Prospectus Amendment that corrects any misrepresentation or alleged misrepresentation that is the basis for such claim and that is required, under applicable Securities Laws, to be delivered to such person by the Underwriters.

Article 13

Expenses

13.1 Whether or not the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Offered Shares shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Shares for distribution in the Provinces and Territories and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Shares; any listing fees and transfer agent costs; if applicable, any registration or qualification of the Offered Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses of the Corporation in connection with presentations to prospective purchasers of the Offered Shares; all other costs and expenses of the Corporation and its representatives incident to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditor for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Offering Documents and any marketing materials and Issuer Free Writing Prospectus, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters. The Underwriters’ reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Offered Shares as contemplated herein is not completed other than by reason of default by any of the Underwriters.

Article 14

Several Obligations

14.1 The Underwriters’ obligations to purchase the Firm Shares at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Firm Shares to be purchased at that time:

RBC Dominion Securities Inc.	21.85%
J.P. Morgan(1)	21.85%
TD Securities Inc.	11.69%
BMO Nesbitt Burns Inc.	7.62%
CIBC World Markets Inc.	7.62%
Scotia Capital Inc.	7.62%
Barclays Capital Canada Inc.	4.57%
Merrill Lynch Canada Inc.	4.57%
Credit Suisse Securities (Canada), Inc.	3.56%
National Bank Financial Inc.	3.05%
Desjardins Securities Inc.	1.50%
Mizuho Securities USA Inc.	1.50%
MUFG Securities (Canada), Ltd.	1.50%
AltaCorp Capital Inc.	0.50%
GMP Securities L.P.	0.50%
Peters & Co. Limited	0.50%

Note:

(1)	Allocation 65% J.P. Morgan Securities Canada Inc. / 35% J.P. Morgan Securities LLC

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Firm Shares to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Firm Shares set out opposite their name above.

14.2 If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Firm Shares at the Closing Time, and if the aggregate number of Firm Shares not purchased is:

(a)	less than or equal to 12% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than 12% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Shares, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Shares which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

14.3 In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

14.4 Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

Article 15

Co-Lead Underwriters

15.1 All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 12, and Article 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf (or the Designated Underwriter in the case of sections 2.4(b) and 2.5), and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters (or the Designated Underwriter in the case of sections 2.4(b) and 2.5) with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article 16

Notices

16.1 Any notices or other communication to be given hereunder shall:

(a)	in the case of notice to the Corporation, be addressed to the attention of the Executive Vice-President & Chief Financial Officer, with a copy to the attention of the Corporate Secretary, at the address on page 1 hereof (facsimile: (403) 206- 7427); and

(b)	in the case of notice to the Underwriters, be addressed as follows:

RBC Dominion Securities Inc.

3900 Bankers Hall West

888 – 3rd Street SW

Calgary, AB T2P 5C5

Attention: Kent Ferguson

Facsimile: (403) 299-6900

J.P. Morgan Securities Canada Inc.

330 5th Avenue SW, Suite 2300

Calgary, AB T2P 0L4

Attention: Dave Harrison

Facsimile No.: (403) 532-2091

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Attention: Equity Syndicate Desk

Facsimile No.: (212) 622-8358

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

Article 17

Miscellaneous

17.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

17.2 The indemnities, rights of contribution, representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any termination or subsequent disposition by the Underwriters of the Offered Shares.

17.3 Time shall be of the essence of this Agreement.

17.4 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

17.5 If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

17.7 The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof.

17.8 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.9 TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., and Desjardins Securities Inc. or their affiliates, own or control an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

[remainder of page intentionally left blank]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this Agreement to the Co-Lead Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Offered Shares on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

RBC DOMINION SECURITIES INC.		J.P. MORGAN SECURITIES CANADA INC.

Per:	(signed) “Kent D. Ferguson”	Per:	(signed) “Dave Harrison”

J.P. MORGAN SECURITIES LLC		TD SECURITIES INC.

Per:	(signed) “Yaw Asamoah”	Per:	(signed) “Andrew Claridge”

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.

Per:	(signed) “Tim Lisevich”	Per:	(signed) “Bryan R. Berg”

SCOTIA CAPITAL INC.		BARCLAYS CAPITAL CANADA INC.

Per:	(signed) “Ian Huston”	Per:	(signed) “T. Tim Kitchen”

MERRILL LYNCH CANADA INC.		CREDIT SUISSE SECURITIES (CANADA), INC.

Per:	(signed) “Jeffrey W. Hamilton”	Per:	(signed) “Kelsey Scott”

NATIONAL BANK FINANCIAL INC.		DESJARDINS SECURITIES INC.

Per:	(signed) “Cristina Lopez”	Per:	(signed) “Stuart Roberts”

MIZUHO SECURITIES USA INC.		MUFG SECURITIES (CANADA), LTD.

Per:	(signed) “Paul Gaydos”	Per:	(signed) “Richard Testa”

ALTACORP CAPITAL INC.		GMP SECURITIES L.P.

Per:	(signed) “Gurdeep Gill”	Per:	(signed) “Kevin Overstrom”

PETERS & CO. LIMITED

Per:	(signed) “Cameron E. Plewes”

Accepted and agreed to on March 29, 2017.

CENOVUS ENERGY INC.

Per:	(signed) “Brian C. Ferguson”

Per:	(signed) “Ivor M. Ruste”

SCHEDULE A

Opinion of Blake, Cassels & Graydon LLP

(or where applicable, opinions of local counsel as to the laws other than those of Canada and the Provinces of British Columbia, Alberta, Ontario and Québec )

1.	The authorized share capital of the Corporation consists of an unlimited number of Common Shares, and subject to the restrictions set forth in the articles of the Corporation, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series.

2.	The Corporation has the necessary corporate power to enter into and deliver the Underwriting Agreement, the Acquisition Agreement and the Acquisition Ancillary Agreements and to perform its obligations thereunder and to carry out the transactions contemplated thereby; and the Underwriting Agreement and the Acquisition Agreement have been duly authorized, executed and delivered by the Corporation and are legal, valid and binding agreements of the Corporation enforceable against the Corporation in accordance with their terms, subject to customary qualifications; and the Acquisition Ancillary Agreements have been duly authorized and once executed and delivered by the Corporation will be legal, valid and binding agreements of the Corporation enforceable against the Corporation in accordance with their terms, subject to customary qualifications.

3.	All necessary corporate actions have been taken by the Corporation to validly issue the Offered Shares to the Underwriters and, the Corporation having received the consideration for the issue thereof, the Offered Shares have been validly issued and are outstanding as fully paid and non-assessable shares of the Corporation.

4.	The attributes and characteristics of the Common Shares conform in all material respects with the descriptions thereof in the Base Prospectus and Canadian Final Prospectus Supplement and the form of definitive certificates representing the Common Shares has been approved and adopted by the Corporation and complies with all requirements of the Toronto Stock Exchange and Applicable Securities Law relating thereto.

5.	The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under, the Underwriting Agreement, and (subject to the terms and conditions thereof, without waiver) the Acquisition Agreement and the Acquisition Ancillary Agreements will not contravene any provisions of (i) the articles and by-laws of the Corporation and all amendments thereto; (ii) any applicable laws of Canada or the Province of Alberta; or (iii) the agreements listed in Exhibit A hereto, except in the case of (iii), such contraventions that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

6.	Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares.

7.	Other than post-closing filings respecting the completion of the distribution of Offered Securities and the payment of additional fees related thereto with applicable Securities Commissions and the delivery of final closing materials to the Toronto Stock Exchange, no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Corporation of the Underwriting Agreement or the consummation by the Corporation of the transactions contemplated therein other than the Asset Acquisition, except such as may have been made or obtained.

8.	All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Securities Laws of each of the Provinces and Territories in order to qualify the distribution of the Offered Shares to the public in each of such Provinces and Territories by or through persons duly registered under the applicable Securities Laws of such Provinces and Territories who have complied with the relevant provisions of such Securities Laws.

9.	The statements in the Canadian Final Prospectus Supplement under the caption “Certain Canadian Federal Income Tax Considerations” insofar as such statements constitute statements of law, fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto.

10.	Subject to the specific limitations and qualifications stated or referred to therein and applicable thereto, the Offered Shares are qualified investments for certain tax-deferred plans as set forth under the caption “Eligibility for Investment” in the Canadian Final Prospectus Supplement as if the reference therein to the date of the prospectus supplement read “as of the Closing Date”.

11.	No withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of any commission or fee to be paid by the Corporation pursuant to the Underwriting Agreement to an Underwriter that is not resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada), provided that such Underwriter deals at arm’s length with the Corporation (as such term is understood for purposes of the Income Tax Act (Canada)), any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of a business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

12.	All laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Offered Shares (other than those relating to verbal communications) in such province have been complied with if purchasers of the Offered Shares in the Province of Québec received:

(a)	copies of the French and English language versions of the Canadian Final Prospectus Supplement and the Base Prospectus delivered at the same time or copies of the French language version only;

(b)	forms of order and confirmation in bilingual form or in the French language only; and

(c)	upon request, copies of the French and English language versions of all of the documents incorporated by reference in the Base Prospectus delivered at the same time or copies of the French language version only, provided that, in the case of individuals so requesting in writing, copies of the English language versions of such documents may be delivered without delivery of the French language version.

EXHIBIT A

TO SCHEDULE A

1.	Restated Credit Agreement, dated as of May 26, 2015, among Cenovus, the Royal Bank of Canada, as agent, and the lenders party thereto, as amended by a first amending agreement dated as of April 22, 2016.

SCHEDULE B

Opinion of Paul, Weiss Rifkind, Wharton & Garrison LLP

1.	Each Subsidiary listed on Exhibit A hereto (individually a “U.S. Subsidiary” and collectively the “U.S. Subsidiaries”) is validly existing and in good standing under the laws of the State of Delaware. Each U.S. Subsidiary has all necessary corporate power to own and hold its properties and conduct its business as described in the Disclosure Package and the U.S. Final Prospectus Supplement.

2.	The statements in the U.S. Final Prospectus Supplements under the heading “Income Tax Considerations—Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulations or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

3.	The Registration Statement and the U.S. Prospectus Supplements, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel expresses no opinion.

4.	The issuance and sale of the Offered Shares by the Corporation, the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder will not (i) result in a violation of the charter or by-laws of the U.S. Subsidiaries, (ii) breach or result in a default under any agreement, indenture or instrument listed on Schedule B hereto, or (iii) violate the General Corporation Law of the State of Delaware and those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Corporation listed on a schedule to such counsel’s opinion. For purposes of such counsel’s opinion letter, “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 5 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, the Offered Shares, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. With respect to clause (ii) above, such counsel expresses no opinion with respect to any provision of any agreement, indenture or instrument listed on Exhibit B hereto to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination, and in the case of clauses (ii) and (iii) above, where the breach, default or violation could not reasonably be expected to have a Material Adverse Effect.

5.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law or under any judgment, order or decree listed on Exhibit C hereto for the issuance and sale of the Offered Shares by the Corporation, the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

6.	The Corporation is not and, after giving effect to the offering and the sale of the Offered Shares and the application of their proceeds as described in the Disclosure Package and the U.S. Final Prospectus Supplement under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

In rendering such opinion, such counsel may include customary assumptions and qualifications and may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials and on the representations and warranties of the Corporation made in the Underwriting Agreement. References to the U.S. Final Prospectus Supplement in this paragraph (b) include any supplements thereto at the Closing Date.

Such counsel will state in a separate letter that they have participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Corporation, and the independent registered public accountants for the Corporation, at which the contents of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus Supplement and related matters were discussed and, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness or fairness of the statements contained in any of them (other than as explicitly stated in paragraph (iii) above), based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), such counsel’s understanding of the U.S. federal securities laws and the experience such counsel has gained in its practice thereunder, such counsel advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that (a) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., independent qualified reserve engineers, included or incorporated by reference into the Registration Statement upon their authority as experts, in each case as to which such counsel expresses no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) as of the Execution Time, the Disclosure Package (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., independent qualified reserve engineers, included or incorporated by reference into the Disclosure Package upon their authority as experts, in each case as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) at the time the U.S. Final Prospectus Supplement was issued, at the time any amended or supplemented prospectus was issued, or at the Closing Time, the U.S. Final Prospectus Supplement or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and the information derived from the reports of McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., independent qualified reserve engineers, included or incorporated by reference into the U.S. Final Prospectus Supplement upon their authority as experts, in each case as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT A

TO SCHEDULE B

DELAWARE SUBSIDIARIES

Cenovus Export Services Inc.

Cenovus US Holdings Inc.

Cenovus GPco LLC

WRB Refining LP

Cenovus Downstream Services LLC

Cenovus Energy US LLC

EXHIBIT B

TO SCHEDULE B

AGREEMENTS, INDENTURES, AND INSTRUMENTS

1. Indenture, dated as of September 18, 2009, between Cenovus Energy Inc. and The Bank of New York Mellon, as trustee.

2. Indenture, dated as of August 17, 2012, between Cenovus Energy Inc. and The Bank of New York Mellon, as trustee

EXHIBIT C

TO SCHEDULE B

JUDGEMENTS, ORDERS AND DECREES

None.

SCHEDULE C

Issuer Free Writing Prospectuses

Term Sheet dated March 29, 2017

Investor Presentation dated March 29, 2017

SCHEDULE D

Significant Subsidiaries

Cenovus FCCL Ltd.

Cenovus Energy Marketing Services Ltd.

Cenovus US Holdings Inc.

FCCL Partnership

WRB Refining LP

SCHEDULE E

Approved marketing materials

Term Sheet - Treasury Offering of Common Shares

March 29, 2017

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investing in the Common Shares (as defined herein) involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” in the final base shelf prospectus along with the risk factors described in the applicable prospectus supplement and the risk factors described in the documents incorporated by reference in the final base shelf prospectus and any applicable prospectus supplement. See “Where You Can Find More Information” in the final base shelf prospectus and in any applicable prospectus supplement.

Issuer:	Cenovus Energy Inc. (the “Company”).

Offering:	Treasury offering of 187,500,000 common shares (the “Common Shares”) of the Company before giving effect to the Over-Allotment Option.

Gross Proceeds:	C$3,000,000,000 (before giving effect to the Over-Allotment Option).

Price per Common Share:	C$16.00 per Common Share.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Price per Common Share at any time until 30 days following the closing of the Offering, to purchase up to an additional 28,125,000 Common Shares to cover over-allotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering, together with a portion of its available cash and borrowings under its acquisition credit facilities and existing credit facility, to finance the cash portion of the purchase price for the acquisition of (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that the Company does not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas of the Deep Basin and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (collectively, the “ConocoPhillips Assets”) and to pay certain fees and expenses related to the acquisition of the ConocoPhillips Assets.

Closing Not Conditional on Acquisition Closing:	The closing of the Offering is not conditional upon the acquisition of the ConocoPhillips Assets being completed. In the event that the acquisition is not completed, the Company may use the net proceeds of the Offering to, among other things, reduce the Company’s outstanding indebtedness, finance future growth opportunities including acquisitions and investments, finance the Company’s capital expenditures, repurchase outstanding common shares or for other general corporate purposes.

Form of Offering:	Offered publicly by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada and offered publicly in the United States pursuant to a registration statement filed under the multijurisdictional disclosure system.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:	The existing common shares are listed on the TSX and the NYSE under the symbol “CVE”. Application has been made to list the Common Shares on the TSX and the NYSE.

Eligibility:	Eligible under applicable Canadian Law for RRSPs, RESPs, RRIFs, TFSAs, RDSPs and DPSPs.

Bookrunners:	RBC Capital Markets and J.P. Morgan

Underwriting Fee:	3.25%

Closing Date:	On or about April 6, 2017.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”). The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The Issuer has also filed the prospectus relating to the offering with each of the Provincial and Territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate (Phone: 877-822-4089, Email: equityprospectus@rbccm.com), or in Canada from RBC Capital Markets, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2; Attn: Distribution Centre (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or from J.P. Morgan (Phone: 866-803-9204; Email: prospectus-eq_fi@jpmchase.com).

Transforming an oil sands leader March 29, 2017

Advisory A final base shelf prospectus containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement is required to be delivered with this presentation. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The issuer has filed a registration statement (including a final base shelf prospectus) with the United States Securities and Exchange Commission (“SEC”), which has become effective under the United States Securities Act of 1933, as amended, for the offering to which this communication relates. Preliminary and final prospectus supplements describing the offering will also be filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it in the U.S. from J.P. Morgan Securities LLC, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Phone: (866) 803-9204; or Email: prospectus-eq_fi@jpmchase.com, or RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate (tel: 877-822-4089; email: equityprospectus@rbccm.com), or in Canada from RBC Dominion Securities Inc., Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (tel:416-842-5349; email: Distribution.RBCDS@rbccm.com). FORWARD-LOOKING INFORMATION This presentation contains certain forward-looking statements and other information (collectively "forward-looking information") about Cenovus' current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as "estimate", "target", "to be", "future", "F", "expect", "potential", "capacity", "will", "capable", "horizon", "contingent", "strategy" or similar expressions and includes suggestions of future outcomes, including statements about: the planned acquisition (the "Acquisition") of a 50% working interest in the FCCL Partnership (the "FCCL Assets") and the majority of ConocoPhillips' western Canadian conventional assets, including ConocoPhillips' exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips' interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (collectively, the "Deep Basin Assets" and together with the FCCL Assets, the "Assets"), including the expected closing thereof; the anticipated benefits to us of the Acquisition, including the effect on Adjusted Funds Flow; cash flow, dividend growth and dividend level; our pro forma financial, operating and reserves information, anticipated drilling locations, drilling inventories and drilling opportunities, and production estimates after completion of the Acquisition; the midstream gathering, processing and transportation arrangements to be acquired and assumed by us in connection with the Acquisition; the availability and repayment of the revolving credit facility and the fully committed bridge financing; replacement of a portion of the bridge financing through the issuance of the Common Shares pursuant to the bought deal; replacement, refinancing or repayment of the long term debt bridge facility through the issuance by Cenovus of debt securities; anticipated disposition of certain assets and the expected application of the proceeds of such dispositions to amounts owing under the asset sale bridge facility; the anticipated effect of the Acquisition on Cenovus' credit ratings; the anticipated effect of the Acquisition on staffing; Cenovus' sustaining cost targets; the issuance of the common shares to ConocoPhillips; future contingent payments; Cenovus' strategy and related milestones and schedules including expected timing for oil sands expansion phases and associated expected production capacities; Cenovus' pro forma financial and operational projections for 2017 and future years and our plans and strategies to realize such projections; our forecast exchange rates and trends; the expected development and growth of our business projections for the current year and future years and our plans and strategies to realize such projections; our forecast operating and financial results, including forecast sales prices, costs and cash flows; targets for our leverage ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our expected ability to satisfy payment obligations as they become due; planned capital expenditures, including the amount, timing and financing thereof; our annual capital investment forecasts and plans with respect thereto; the techniques expected to be used to recover reserves and forecasts of the timing thereof; our expected recovery of income taxes; our expected future production, including the timing, stability or growth thereof; our expected reserves, contingent and prospective resources and related information, including future net revenue and future development costs; oil sands sustaining capital costs and the impact on net present value of oil sands projects; over ten years of steady capital investment and production growth; our expected capacities, including for projects, transportation and refining; our expected ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; our priorities for 2017 and future years; our expectations for broadening market access; our expectations for improving cost structures, forecast cost savings and the sustainability thereof; our dividend plans and strategy; the future impact of regulatory measures; our forecast commodity prices, forecast inflation and trends; differentials and trends and expected impacts to Cenovus; expected impacts of the contingent payment agreement; future use and development of technology; ability to access and implement all technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions; and our projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as Cenovus' actual results may differ materially from those expressed or implied. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: timing and receipt of applicable regulatory approvals for the bought deal financing and the Acquisition; all required financing being available to complete the Acquisition; our ability to successfully integrate the Deep Basin Assets; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans associated with full ownership of the FCCL Assets; the bought deal financing being completed on the terms and timing expected; Cenovus' ability to complete asset dispositions, including to repay and retire the asset sale bridge facility; Cenovus' ability to issue debt securities, including to repay and retire the debt bridge facility; the impact that the Acquisition and the financing thereof may have on Cenovus' current credit ratings; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in our current guidance set out below; expected impact of the contingent payment agreement; alignment of realized WCS prices (as defined herein) and WCS prices as calculated under the contingent payment agreement; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions; the achievement of further cost reductions and sustainability thereof, including, but not limited to, in relation to the Assets; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets (including but not limited to, the Assets) and achieve and sustain cost reductions; our ability to obtain necessary regulatory and partner approvals; our ability to implement capital projects or stages thereof in a successful and timely manner; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. The information contained on our website is not incorporated by reference into this presentation. The reference to our website is intended to be an inactive textual reference. Advisory March 29, 2017

FORWARD-LOOKING INFORMATION CONTINUED The forward looking information in this presentation also includes financial outlook regarding Cenovus and other forward looking metrics (including production and financial oil and gas related metrics) relating to the Acquisition and the Assets, namely with respect to: the projected impact of lowering sustaining capital, including on the net present value of our assets; our estimates regarding the Field Level Break Even (as defined herein) WTI price for our oil sands assets; our projections for and expectations relating to our Free Funds Flow; our projected capital expenditures; projected contingent payments; projections related to drilling locations and other opportunities, IRR, NPV, Payout, F&D, Recycle Ratio and Capital Efficiency (each as defined herein)metrics for wells drilled in respect of the Deep Basin Assets; our expectations regarding the impact of the Acquisition on Adjusted Funds Flow, Adjusted Funds Flow per Common Share, upstream operating costs per BOE, general and administrative ("G&A") expenses per BOE, Free Funds Flow, operating costs, G&A and capital expenditures and our targeted Debt (and Net Debt) to Adjusted EBITDA and Debt (and Net Debt) to Capitalization ratios (as each defined herein). See also “Drilling Locations” and “Conventions and Industry Terminology” for important information regarding our disclosure of drilling locations and other opportunities and the other oil and gas metrics referred to above. Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and other forward looking metrics contained in this presentation, in addition to the generally applicable assumptions described above, are based on the following specific assumptions, as applicable: (i) WTI prices averaging US$50.00 in 2017, 2018, and 2019; (ii) Brent prices averaging US$52.25 in 2017, 2018, and 2019; (iii) NYMEX natural gas prices averaging US$3.00 in 2017, 2018, and 2019; (iv) AECO natural gas prices averaging $3.07 in 2017, 2018, and 2019; (v) the exchange rate for the conversion of one U.S. dollar into Canadian dollars averaging $1.33 in 2017, 2018, and 2019; (vi) the pricing differential between WCS and WTI averaging US$14.50 in 2017, 2018, and 2019; (vii) Chicago 3-2-1 Crack Spread averaging US$15.00/bbl in 2017, 2018, and 2019; (viii) the successful completion of our forecast capital expenditure and development plans as outlined in this presentation (including favourable drilling results and successful completion of major projects on time and on budget); (ix) the alignment of realized WCS prices and WCS prices as calculated under the contingent payment agreement; (x) overall production rates for 2017, 2018 and 2019 being in line with our expectations as outlined in this presentation; (xi) royalty rates in Alberta, Saskatchewan and British Columbia remaining unchanged from the currently announced rates for 2017, 2018 and 2019; and (xii) operating and G&A costs per BOE being in line with our expectations as outlined in this presentation. Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and forward looking metrics in this presentation, in addition to the generally applicable assumptions described above, do not include or account for the effects or impacts of planned asset sales. The risk factors and uncertainties that could cause Cenovus' actual results to differ materially include: possible failure by us to realize the anticipated benefits of, and synergies from, the Acquisition; our inability to complete the Acquisition on the terms contemplated by the Acquisition Agreement or at all; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions; volatility of and other assumptions regarding commodity prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices as calculated under the contingent payment agreement; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources, future production and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in our labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; political and economic conditions in the countries in which we operate or supply; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us. Statements relating to "reserves" and "resources" are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. Advisory March 29, 2017

Purchasers should not place undue reliance on the forward looking information contained in this presentation, the final base shelf prospectus, any applicable prospectus supplement or the documents incorporated by reference therein, as actual results achieved will vary from the forward looking information provided in this presentation, the final base shelf prospectus, any applicable prospectus supplement and the documents incorporated by reference therein, and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained in this presentation, the final base shelf prospectus, any applicable prospectus supplement and the documents incorporated by reference therein is made as of the date of this presentation or as of the date specified in any applicable prospectus supplement or the documents incorporated by reference therein, as the case may be. The purpose of the financial outlook in this presentation is to provide management's expectations of the effects of the offering of securities and/or the Acquisition, as applicable. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. For a discussion of Cenovus' material risk factors, see "Risk Factors" in the base shelf prospectus, the discussion of risk factors in any applicable prospectus supplement, "Risk Factors" in the company's annual information form or Form 40-F for the year ended December 31, 2016 and "Risk Management" in our management discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, each available on the company's website at Cenovus.com, on SEDAR at sedar.com, and on EDGAR at sec.gov. NON-GAAP MEASURES AND ADDITIONAL SUBTOTAL The following measures do not have a standardized meaning as prescribed by International Financial Reporting Standards ("IFRS" or "GAAP") and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers. Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect Cenovus' margin on a per-barrel basis of unblended bitumen and crude oil. As such, the bitumen and crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the bitumen and heavy oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). See Appendix "A" in the prospectus supplement for a reconciliation of Netback to the applicable line items of the Pro Forma Operating Statement. Adjusted Funds Flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents and risk management. Free Funds Flow is a non-GAAP measure defined as Adjusted Funds Flow less capital investment. Debt is a non-GAAP measure that we define as short-term borrowings and the current and long-term portions of long-term debt. Debt is used as a component of Net Debt. Net Debt is a non-GAAP measure defined as Debt net of cash and cash equivalents. Adjusted EBITDA is a non-GAAP measure that we define as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets, revaluation gain and other income (loss), net, calculated on a trailing 12-month basis. Net debt to Adjusted EBITDA is used to steward our overall debt position and as a measure of our overall financial strength. Capitalization is a non-GAAP measure that we define as Debt plus shareholders’ equity. Net Debt to Capitalization is defined as net debt divided by net debt plus shareholders’ equity. Operating Margin is an additional subtotal found in Note 1 of the undaudited annual comparative consolidated financial statements and auditor's report thereon for the year ended December 31, 2016 and is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities. OIL AND GAS INFORMATION The estimates of reserves and resources data and related information contained in this presentation were prepared by independent qualified reserves evaluators, based on the Canadian Oil and Gas Evaluation Handbook and in compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 may not be comparable to U.S. standards. The U.S. Securities and Exchange Commission (the "SEC") requires U.S. oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves. Advisory March 29, 2017

OIL AND GAS INFORMATION With respect to the Assets, the reserves and resources data and related information in this presentation were prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and GLJ Petroleum Consultants Ltd. ("GLJ"). McDaniel evaluated approximately 84% of the Assets' proved reserves and GLJ evaluated approximately 16% of the Assets’ proved reserves and the information is dated March 22, 2017, with an effective date of December 31, 2016. McDaniel’s preparation date of the information was March 21, 2017, and GLJ’s preparation date was March 6, 2017. With respect to Cenovus' pre-Acquisition assets, the reserves and resources data and related information in this presentation were also prepared by McDaniel and GLJ. McDaniel evaluated approximately 97 percent of Cenovus' proved reserves, located in Alberta, and GLJ evaluated approximately three percent of the Cenovus' proved reserves, located in Saskatchewan. This reserves data and other oil and gas information is dated February 15, 2017, with an effective date of December 31, 2016. McDaniel’s preparation date of the information was January 11, 2017 and GLJ’s preparation date was January 11, 2017. All estimates are presented using McDaniel’s January 1, 2017 price forecast. Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. Drilling Locations and Future Drilling Opportunities This presentation discloses potential future drilling locations in two categories: (a) proved locations and (b) probable locations. This presentation also discloses additional un-booked locations of future drilling opportunities. Proved locations and probable locations are proposed drilling locations identified in the Assets Reserves Reports (as defined in the prospectus supplement) that have proved and/or probable reserves, as applicable, attributed to them in such report. Un-booked future drilling opportunities are internal Cenovus estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal Cenovus technical analysis and review. Un-booked future drilling opportunities have been identified by Cenovus management based on evaluation of applicable geologic, seismic, engineering, production and reserves information. Un-booked future drilling opportunities do not have proved or probable reserves attributed to them in the Assets Reserves Reports. Of the approximately 1,500 identified drilling opportunities within the Deep Basin to be acquired, 212 are proved locations, 221 are probable locations and the remainder of which are un-booked future drilling opportunities. Cenovus' ability to drill and develop these locations and opportunities and the drilling locations on which Cenovus actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, capital and operating costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations and opportunities Cenovus has identified will ever be drilled or if Cenovus will be able to produce oil, NGL or natural gas from these or any other potential drilling locations or opportunities. As such, Cenovus' actual drilling activities may differ materially from those presently identified, which could adversely affect Cenovus' business. While certain of the identified un-booked drilling opportunities have been de-risked by drilling existing wells in relatively close proximity to such un-booked drilling opportunities, some of the other un-booked drilling opportunities are farther away from existing wells where Cenovus management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled and, if drilled, there is further uncertainty that such wells will result in additional proved or probable reserves or production. Conventions and Industry Terminology References in this presentation to "crude oil" means "bitumen", "heavy crude oil", "light crude oil" and "medium crude oil" combined as those terms are defined in NI 51-101; references to "natural gas" means, collectively, "conventional natural gas" as defined in NI 51-101; "shale gas" as defined in NI 51-101, "coal bed methane" as defined in NI 51-101, "solution gas" as defined in Canadian Securities Administrators Staff Notice 51-324 Glossary to NI 51-101 – Standards of Disclosure for Oil and Gas Activities; references to "NGLs" means "natural gas liquids" as defined in NI 51-101; references to "heavy oil" means "heavy crude oil" as defined in NI 51-101, and references to "liquids" means crude oil and NGLs. Types of wells described in this presentation are based on actual drilling results from such wells to date. "Capital Efficiency" is defined as initial well costs divided by IP365. Initial well costs include the average expected costs to drill, complete, and tie-in a single well and exclude costs associated with early stage appraisal activity such as seismic, stratigraphic test drilling, and other infrastructure. Capital Efficiency does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Capital Efficiency is relevant and useful to investors because it shows the illustrative economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets over the first 365 days of production of such wells.. Advisory March 29, 2017

OIL AND GAS INFORMATION "Decline rate" is defined as the rate at which proved developed producing reserves are expected to naturally decline according to the evaluation by our independent qualified reserves evaluator. "F&D" is defined as expected initial well costs divided by forecasted average recovery based on type curve analysis. F&D does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of F&D is relevant and useful to investors because it shows the illustrative well-level finding and development cost economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. "Field Level Break-Even" is the approximate benchmark WTI oil price at which realized bitumen revenues cover cash costs, including royalties, transportation and blending, and operating costs. Field Level Break-Even does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Field Level Break-Even is relevant and useful to investors because it provides an illustrative field level break-even economic WTI oil price in respect of our oil sands projects. "IP365" is defined as the estimated average producing day rate over the first 365 days of a type curve forecast based on analysis of existing wells having characteristics believed to be similar as the identified drilling opportunities. "IRR" is defined as the interest rate at which the net present value of all future cash flows from a well equal zero. IRR does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of IRR is relevant and useful to investors because it shows illustrative well-level economics in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. "NPV" is defined as the difference between the present value of projected cash inflows and the present value of projected cash outflows. NPV does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of NPV is relevant and useful to investors because it presents the relative monetary significance of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. NPV, however, does not purport to present the fair value of our oil, natural gas and NGLs reserves. "Payout" is the number of years required for projected after-tax cash inflows to exceed initial well costs. Payout does not have any standard meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. We believe that the presentation of Payout is relevant and useful to investors because it presents an illustration of the time length to profitability of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. "Recycle Ratio" is defined as estimated total operating margin over the life of a well divided by initial well costs. Recycle Ratio does not have any standard meaning prescribed by IFRS or the COGE Handbook and therefore may not be comparable with the calculation of similar measures for other entities. We consider Recycle Ratio to be a useful supplemental measure of operating performance and profitability in respect of wells that may be comparable to those we anticipate drilling in respect of the Deep Basin Assets. "Well Costs" include the average expected costs to drill, complete, and tie-in a single well. Material assumptions used in calculating, and the risks applicable to, the above metrics in this presentation are consistent with those detailed above under "Forward-Looking Information". For more information see the sections titled "Note Regarding Reserves and Resources Disclosure", "Drilling Locations" and "Conventions and Industry Terminology" in the prospectus supplement. Production Presentation Basis Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Any ticker symbols noted in this presentation are in respect of companies listed on Toronto Stock Exchange. All dollar amounts in this presentation are in Canadian dollars unless otherwise indicated. TM denotes a trademark of Cenovus Energy Inc. © 2017 Cenovus Energy Inc. Advisory March 29, 2017

A strategic and transformative transaction

cenovus ENERGY + **298,000 BOE/d**

Acquired from ConocoPhillips for $17.7 billion

Cenovus	Acquired
50% Working Interest in FCCL	**50% Working Interest in FCCL** 178,000 bbls/d of oil sands production (net) 368,000 bbls/d of regulatory approved capacity (net) 3.24 billion barrels of 2P reserves (net)
Emerging Oil Sands	
Conventional Oil & Gas	**Established Deep Basin presence** ~3.0 million net acres across the Deep Basin 120,000 BOE/d of production (26% liquids) 725 MMBOE of 2P reserves (27% liquids) 1.4 BCF/d of net natural gas processing capacity
Refining & Marketing	

Reinforces position as an oil sands leader while adding a second growth platform

Note: All figures are represented on a net basis assuming a January 1, 2017 effective date. Regulatory approved capacity includes existing production. Assumes an exchange rate of 1.33.

cenovus ENERGY March 29, 2017 7

Transforming an oil sands leader

- **Immediately accretive to per share metrics**
  - expected to increase 2018F adjusted funds flow per share by 18%, net of planned asset sales
  - expected to reduce 2018F operating costs per BOE by 16% and G&A per BOE by 26%, net of planned asset sales
- **Enhances scale and capital flexibility**
  - pro forma production base of 588 MBOE/d
  - pro forma 2P reserves of 7,763 MMBOE
- **Maintains financial resilience**
  - leverages Cenovus's existing cash balance into premier assets while preserving financial strength
  - scale and capital structure support access to capital markets and investment grade credit ratings from S&P Global Ratings, Fitch Ratings, and DBRS Limited
  - plan to revisit the optimal level of dividend after substantial completion of asset sales

2017F production volumes



MBOE/d
1,000
800
600
400
200
0
947
708
588
404
396
329
290
245
179
173
122
109
Pro forma
Cenovus

Enterprise value



$ billions
100
80
60
40
20
0
$83
$78
$40
$34
$21
$19
$16
$12
$10
$9
$7
$6
Pro forma
Cenovus

Note: Production volumes for peers based on consensus estimates as per FactSet as of March 17, 2017. Enterprise values per Bloomberg as of March 17, 2017; pro forma calculated as current enterprise value plus total transaction value before the impact of planned asset sales. Cenovus 2017F production volumes represent the midpoint of December 8, 2016 guidance. Pro forma 2017F production volumes assume a full year contribution from the acquired assets. In each case after announced, but not yet completed transactions and before proposed asset sales for peers. Peers include ARX, CNQ, CPG, ECA, HSE, IMO, PEY, SU, TOU, and VII.

cenovus ENERGY
March 29, 2017
8

Consolidates ownership of top-tier oil sands projects no incremental staff or integration required low-risk growth profile with emerging technology upside Deep Basin assets high-grade portfolio high quality position in the prolific Deep Basin of Alberta and British Columbia ~3.0 million net acres with significant owned and majority operated infrastructure deep inventory of short-cycle and high IRR potential drilling opportunities provides significant capital flexibility Anchor position in two high quality plays Palliser (53,000 BOE/d ) Weyburn (14 ,000 BOE/d) Oil sands (356,000 bbls /d) Acquiring ConocoPhillips’ 50% interest Pelican Lake (21,000 bbls /d) Deep Basin (120,000 BOE/d) Suffield (24,000 BOE/d ) ConocoPhillips (Horn River) March 29, 2017

Asset overview 298,000 BOE/d (70% liquids) based on 2017F estimates ConocoPhillips’ 50% interest in the FCCL Partnership (178,000 bbls/d 2017F) Majority of ConocoPhillips’ Deep Basin assets (120,000 BOE/d 2017F; 26% liquids; 17% decline rate) 2017F Operating Margin of $1.8 billion based on US$50/bbl WTI ~3.0 million net acres of land across the Deep Basin (70% average working interest) 3,966 MMBOE of 2P reserves as of December 31, 2016 Approximately 1.4 BCF/d of net natural gas processing capacity Consideration Total consideration of $17.7 billion $14.1 billion in cash 208 million Cenovus common shares to vendor Contingent payment terms Contingent payments based on $52/bbl Western Canadian Select trigger price Five-year term beginning on the closing date of the transaction Based on current FCCL volumes Cenovus retains 80-85% of the benefit above the trigger price Financing $3.6 billion of existing cash and committed credit facility $3.0 billion concurrent bought-deal common share equity offering Remainder of cash purchase price financed through long-term debt and asset sale proceeds $10.5 billion of fully committed bridge facilities in place to manage timing differences Other information Transaction subject to customary regulatory approvals Timing January 1, 2017 effective date; closing expected in Q2 2017 Detailed transaction overview March 29, 2017 Note: Production and reserves data are on a net basis assuming a January 1, 2017 effective date. See Advisory.

Transaction is fully funded Launching concurrent $3.0 billion common equity bought deal to fund a portion of purchase price Optimizing portfolio through asset sales Pelican Lake and Suffield in market further asset sales to be initiated in 2017 Targeting 1.0 - 2.0x debt to adjusted EBITDA and 30 – 40% debt to capitalization over the long-term financial covenants remain unchanged Committed to strong credit ratings Transaction is fully financed Financing strategy supports execution of transaction Note: Assumes an exchange rate of 1.33. Transaction is fully funded $ billions Utilize portion of cash on hand and available revolving credit facility with potential future long-term debt issuances and asset sales to fund remainder of purchase price Manage timing differences using fully committed bridge financing Vendor take-back equity demonstrates confidence in Cenovus March 29, 2017

A compelling three-year outlook

Highly accretive to key financial and operational metrics

		Cenovus	Cenovus pro forma impact (%)					
FORECAST FINANCIAL MEASURES		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Adjusted funds flow	$/sh	$1.90	$2.45	29%	$2.15	18%	$2.40	20%
Operating costs	$/BOE	$10.15	$9.45	(7%)	$8.65	(16%)	$8.40	(18%)
General & administrative costs	$/BOE	$2.45	$1.85	(24%)	$2.15	(26%)	$2.00	(29%)

		Cenovus	Cenovus pro forma impact (%)					
FORECAST PRODUCTION & PRO FORMA RESERVES as of December 31, 2016		2017F	2017F (before asset sales)	Accretion/ Change	2018F (post asset sales)	Accretion/ Change	2019F (post asset sales)	Accretion/ Change
Forecast total production	MBOE/d	290	588	103%	515	76%	559	86%
Production per share	BOE/d/ MM sh	348	478	37%	419	19%	455	26%
2P reserves	MMBOE	3,797	7,763	104%	-	-	-	-
2P reserves per share	BOE/sh	4.55	6.30	39%	-	-	-	-

Note: Cenovus 2017F represents the midpoint of December 8, 2016 guidance. Pro forma impact is for illustrative purposes and assumes successful completion of Acquisition and planned asset sales effective January 1, 2018. Per share figures assume vendor take-back equity and successful completion of concurrent bought-deal common share equity offering before exercise of over-allotment option.

cenovus ENERGY
March 29, 2017
12

Consolidating our interest in top-tier oil sands

Overview of FCCL Partnership assets	• Acquiring remaining 50% interest in two top-tier producing thermal oil sands projects with current production capacity of 390,000 bbls/d
	  ◦ lowest portfolio-weighted steam-oil ratios
	  ◦ low operating and sustaining capital costs
	• Combined regulatory approved capacity of 735,000 bbls/d at Christina Lake, Foster Creek, and Narrows Lake
	• Full exposure to future upside potential through emerging technologies (e.g. drilling improvements, flow control devices, facility modifications, implementation of a solvent aided process, and partial upgrading)

FCCL Partnership summary statistics	• 2017F production: 356,000 bbls/d (100% oil) • Total net acres: 0.3 million • Regulatory approved capacity: 735,000 bbls/d • 2P reserves: 6,480 MMbbls (72% proved)



81-5W4
Christina Lake region
73-9W4

Christina Lake & Narrows Lake
2017F production: 198,000 bbls/d
Production capacity: 210,000 bbls/d
December 2016 SOR: 1.9x
2P reserves: 3,820 MMbbls

Foster Creek
2017F production: 158,000 bbls/d
Production capacity: 180,000 bbls/d
December 2016 SOR: 2.4x
2P reserves: 2,660 MMbbls



75-4W4
Foster Creek region
66-8W4

Note: Production and reserves data are on a gross basis assuming a January 1, 2017 effective date and assuming closing of the proposed Acquisition. Figures relate to FCCL Partnership assets only. Production capacity includes currently producing projects at Foster Creek and Christina Lake. Regulatory approved capacity includes existing production.

cenovus ENERGY March 29, 2017 13

Largest & most efficient thermal portfolio Reinforcing our position as a leader in SAGD Production (Mbbls/d) Portfolio-Weighted SOR Note: Production data and steam-oil ratio based on AER data as of December 2016. Portfolio-weighted SOR calculated based on project operator and is a measure of current project efficiency. Peers include ATH, CNOOC, CNQ, COP, DVN, HSE, IMO, MEG, PGF, and SU. Pro forma Cenovus March 29, 2017

A demonstrated track record of execution Successfully executed 14 major capacity expansions representing 390,000 bbls/d (gross) of production capacity 26% cumulative annual growth rate since 2006 Industry leading capital efficiencies resuming construction of Christina Lake phase G with go-forward capital efficiency at $16,000 - $18,000 per flowing barrel of expected production capacity (50,000 bbls/d) Expected to provide details on current and future growth projects at June 2017 Investor Day Foster Creek phase H (30,000 bbls/d gross) and Narrows Lake phase A (45,000 bbls/d gross) undergoing rigorous cost review Cenovus is the largest thermal oil sands producer A track record of successful execution Production capacity (Mbbls/d) Note: Production capacity is shown on a gross basis. CL-C CL-D CL-E FC-F CL-CDE FC-G CL-F CL-G FC-H NL-A 2010 production includes 7 phases Potential growth opportunities 26% CAGR in production capacity since 2006 March 29, 2017

Technology innovation enhances value Targeting oil sands sustaining capital costs of $7/bbl Each $1/bbl reduction in finding and development costs has the potential to represent an estimated $0.65 billion (gross) in NPV over the remaining life of our producing projects Plans to leverage innovation to unlock significant value: well pad design and longer reach horizontal wells flow control devices new start-up techniques implementation of a solvent-aided process partial upgrading technology initiatives facility process enhancements Focused innovation drives technological advancement Emerging technology drives incremental oil sands value Illustrative potential NPV uplift (gross, $ billions, discounted at 9%) Note: Figures are calculated on a gross basis and represent the expected increase in net present value over the remaining life cycle of current and potential oil sands projects. See Advisory. March 29, 2017

Deep Basin provides second growth platform

Overview of Deep Basin	• One of the largest Deep Basin land positions in the WCSB • Three core operating areas: Elmworth-Wapiti, Kaybob-Edson, and Clearwater • Low decline production base coupled with significant liquids-rich development upside • Deep inventory of short-cycle, high IRR potential drilling opportunities in areas that attract capital from offsetting operators • Assets have been capital constrained in recent years • 1.4 BCF/d of majority owned and operated net natural gas processing capacity
Deep Basin summary statistics	• 2017F production: 120,000 BOE/d (26% liquids; 17% decline rate) • Total net acres: ~3.0 million • Proved + probable + future drilling opportunities: ~ 1,500 • 2P reserves: 725 MMBOE (62% proved)


British Columbia
Alberta
WCSB
West
East
Elmworth-Wapiti
Kaybob
Edson
Deep Basin
Kaybob-Edson
West
Clearwater
East
Prince George
Edmonton
Calgary
Deep Basin Assets
Operated Gas Plants
Non-Operated Gas Plants
0 25 50 100 km
0 30 60 mi

cenovus ENERGY
March 29, 2017
17

Over a decade of future drilling opportunities

~1,500 potential drilling opportunities identified

- Initial development focused on the Spirit River and Montney formations
- Plan to retain high quality technical staff associated with the acquired assets
- Attractive half-cycle development economics supported by majority owned and operated infrastructure
  - type well information provided by independent qualified reserve evaluator

Focused on the Spirit River and Montney formations



Future drilling opportunities by targeted formation
Internal Cenovus estimates
GLJ - Probable
GLJ - Proved
800
600
400
200
0
Spirit River
Montney
Glauconitic
Other Targets

Large inventory of short-cycle, high IRR potential drilling opportunities

GLJ type curve information	IP365 (boe/d)	Well costs ($MM,DC&T)	Gas (%)	IRR (%)	NPV 10% before-tax ($MM)	Payout (years)	F&D ($/boe)	Recycle ratio (x)	1 year capital efficiency ($k/flowing)
Elmworth-Wapiti Montney type well	478	$6.2	58%	>100%	$8.7	~1.6	$4.90	4.1	$13.0
Kaybob Spirit River type well	582	$6.4	80%	~84%	$5.8	~1.8	$5.60	2.8	$11.0
Clearwater Spirit River type well	395	$4.2	81%	~87%	$3.9	~1.8	$5.50	2.8	$10.7

Note: See Advisory for key underlying assumptions and risks and a description of the metrics provided above. Assumes constant US$50/bbl WTI and NYMEX US$3.00/mcf.

cenovus ENERGY
March 29, 2017
18

Maximizing value in the Deep Basin Expect to run a three rig program in 2017 and ramping up thereafter potential to grow production from 120,000 BOE/d in 2017F to approximately 170,000 BOE/d in 2019F acquired asset base expected to be internally funded Capital will be flexible and can be increased or decreased depending on commodity price environment ability to leverage 1.4 BCF/d of net processing capacity within the acquired asset portfolio to drive growth three year infrastructure budget of $250-$300 million to maximize throughput and optimize development Taking a disciplined approach to development Internally funded growth potential Deep Basin capital expenditures and operating margin ($ millions) Deep Basin net wells drilled and production (Net wells; MBOE/d) Note: Production growth assumes favorable drilling results and actual number of wells drilled within estimates provided. See Advisory for other key underlying assumptions and risks. 26% liquids 25% liquids 24% liquids March 29, 2017

The new Cenovus Overview One of the largest Canadian energy companies A leader in SAGD development and innovation Substantial inventory of regulatory approved oil sands projects Low decline production base coupled with significant development upside Deep inventory of highly economic drilling opportunities in areas that attract capital from offsetting operators Deep Basin assets provide a second platform for scalable production growth Summary statistics 2017F production: 588,000 BOE/d (75% liquids, before asset sales) Total net acres: ~8.6 million 2P reserves: 7,763 MMBOE (70% proved) Note: Production and reserves data are on a gross basis assuming a January 1, 2017 effective date and assuming closing of the proposed Acquisition. March 29, 2017 Palliser (53,000 BOE/d ) Weyburn (14 ,000 BOE/d) Oil sands (356,000 bbls /d) Acquiring ConocoPhillips’ 50% interest Pelican Lake (21,000 bbls /d) Deep Basin (120,000 BOE/d) Suffield (24,000 BOE/d ) ConocoPhillips (Horn River)

Significant cash generation capacity

Capital allocation priorities

- Financial resilience and safe, reliable operations
- Sustainable returns to shareholders
  - plan to revisit the optimal level of dividend after substantial completion of asset sales
- Value added growth at Christina Lake phase G and short-cycle, high IRR potential drilling opportunities
  - Christina Lake phase G capital efficiencies are industry leading
  - Deep Basin development
  - optimizing development plans for Foster Creek phase H and Narrows Lake phase A
- Portfolio optimization, advancing emerging projects, technology development, and margin enhancement
  - Pelican Lake and Suffield properties currently in market

Free funds flow provides capital flexibility



Pro forma 2018F free funds flow before dividends
($ millions)
$2,000
$1,500
$1,000
$500
$0
US$50/bbl
US$60/bbl
US$70/bbl

Note: Independent base case sensitivities assuming constant WTI, holding all other assumptions equal. Assumes NYMEX natural gas price of US$3.00/mcf. Includes the impact of planned asset sales. See Advisory.

cenovus ENERGY
March 29, 2017
21

A compelling three-year outlook Clear line of sight to production growth through steady capital investment 125,000 bbls/d of potential near-term capacity growth at Christina Lake, Foster Creek, and Narrows Lake over a decade of attractive drilling opportunities already identified on the acquired Deep Basin assets Asset sales high-grade the portfolio Pelican Lake and Suffield in market further asset sales to be identified in 2017 Financial resilience supports future growth targeting 1.0 - 2.0x debt to adjusted EBITDA and 30 – 40% debt to capitalization over the long-term Increased scale and depth of portfolio Second growth platform provides capital flexibility Note: 2017F is before asset sales, 2018F and 2019F include the impact of planned asset sales as of January 1, 2018. See Advisory. Total Cenovus capital expenditures ($ millions) Total Cenovus production (MBOE/d) March 29, 2017

Low cost structure drives margin improvement

Cost reductions improving sustainability

- Oil sands netbacks remain competitive
  - estimated field level break-even oil price of US$25-$30/bbl WTI
- Structural cost reductions have improved our sustainability:
  - adjusted dividend and workforce with market conditions
  - ~50% reduction in sustaining capital
  - ~30% reduction in oil sands operating costs
  - ~30% reduction in G&A expenses
- Cenovus generated free funds flow in 2016 despite WTI averaging approximately US$43/bbl

Meaningful cost reductions drive future performance



$/BOE
Cenovus 2014A
Cenovus 2017F
48%
32%
33%
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
Oil Sands Sustaining Capital ($/BOE)
Oil Sands Operating Costs ($/BOE)
G&A ($/BOE)

Note: Field level break-even is defined as the price of US$ WTI required to offset royalties, transportation, and operating costs. Assumes US$/C$ foreign exchange rate of $0.70-$0.72, 32% light-heavy differential, sliding scale royalty payments, and condensate costs at 101% of Edmonton benchmark. 2017F based on December 8, 2016 guidance and is before the impact of the proposed Acquisition. See Advisory.

cenovus ENERGY
March 29, 2017
23

Downstream assets provide integration

Downstream integration helps to mitigate differentials

- Approximately 25% of total blended bitumen price exposure can be mitigated with heavy oil processing capacity
- Wood River and Borger refineries capable of processing 273,000 bbls/d (gross) of heavy oil
  - Cenovus owns a 50% non-operated working interest
- Transportation options provide further mitigation from wider light/heavy differentials
- Cenovus has no near term takeaway capacity constraints
  - Bruderheim rail facility provides incremental optionality

Sufficient near term takeaway capacity



Alberta
Edmonton
Hardisty
TMX
Vancouver
TCPL Energy East
Montreal
Saint John
Enbridge expansion
Keystone XL
Keystone
PADD II
Chicago
PADD I
Wood River Refinery
PADD V
Enbridge USGC
Patoka
PADD IV
Cushing
Borger Refinery
PADD III
Houston
Current pipelines
Pipeline expansion
Proposed pipeline

Note: Based on 2017F production assuming a January 1, 2017 effective date and assuming closing of the proposed Acquisition. See Advisory.

cenovus ENERGY
March 29, 2017
24

Provides accretion on key metrics Enhances scale and capital flexibility Maintains financial resilience Consolidates top tier oil sands projects High-grades portfolio with Deep Basin assets A strategic and transformative transaction March 29, 2017 Palliser (53,000 BOE/d ) Weyburn (14 ,000 BOE/d) Oil sands (356,000 bbls /d) Acquiring ConocoPhillips’ 50% interest Pelican Lake (21,000 bbls /d) Deep Basin (120,000 BOE/d) Suffield (24,000 BOE/d ) ConocoPhillips (Horn River)

Appendix

Christina Lake asset overview Asset overview One of the highest quality thermal oil sands projects in the industry High average production per well and industry leading steam-oil ratio Christina Lake phase G is the next phase of potential development with production design capacity of 50,000 bbls/d Christina Lake phase G expected to be on stream in H2 2019 at a cost of $16,000 - $18,000 per flowing barrel on a go-forward basis Key statistics Units Statistic Current production capacity bbls/d 210,000 Regulatory approved capacity bbls/d 310,000 Average working interest % 100 December 2016 SOR x 1.9 2017F production bbls/d 198,000 2P reserves MMbbls 2,820 % oil / liquids % 100 2017F capex $ millions 650 Note: Figures are on a gross basis assuming successful completion of the proposed Acquisition. 2017F production and capital expenditures assume a January 1, 2017 effective date. Christina Lake area asset map Christina Lake project area 74-9W4 79-4W4 Narrows Lake project area March 29, 2017

Foster Creek asset overview Asset overview Foster Creek area asset map The first commercial steam-assisted gravity drainage project in the industry High quality reservoir with a December 2016 steam-oil ratio of 2.4 Foster Creek phase H is the next phase of potential development with production design capacity of 30,000 bbls/d Key statistics Units Statistic Current production capacity bbls/d 180,000 Regulatory approved capacity bbls/d 295,000 Average working interest % 100 December 2016 SOR x 2.4 2017F production bbls/d 158,000 2P reserves MMbbls 2,660 % oil / liquids % 100 2017F capex $ millions 700 68-8W4 73-3W4 Foster Creek project area March 29, 2017 Note: Figures are on a gross basis assuming successful completion of the proposed Acquisition. 2017F production and capital expenditures assume a January 1, 2017 effective date.

Narrows Lake asset overview

Asset overview

- Expected to be the first commercial steam-assisted gravity drainage project to utilize solvents in the industry
- Solvent aided process is expected to reduce SOR by ~30% while increasing recovery factor by ~15%
- Narrows Lake phase A is the first phase of potential development with production design capacity of 45,000 bbls/d (gross)

Key statistics

	Units	Statistic
Current production capacity	*bbls/d*	-
Regulatory approved capacity	*bbls/d*	130,000
Average working interest	*%*	100
Targeted SOR	*x*	1.8
2017F production	*bbls/d*	-
2P reserves	*MMbbls*	1,000
% oil / liquids	*%*	100
2017F capex	*$ millions*	30

Narrows Lake area asset map



79-4W4
Narrows Lake project area
Christina Lake project area
74-9W4

Note: Figures are on a gross basis assuming successful completion of the proposed Acquisition. 2017F production and capital expenditures assume a January 1, 2017 effective date.

cenovus ENERGY
March 29, 2017
29

Elmworth-Wapiti asset overview

Asset overview

- ~1.2 million net acres of land developed largely with vertical wells; acreage held by production with minimal expiries
- Prolific hydrocarbon stack producing oil & gas from multiple formations
- Strong horizontal liquids-rich development potential within the Montney and Spirit River group
- Significant area infrastructure underpins near-term growth potential

Key statistics

	Units	Statistic
Net acres	*acres*	~1,200,000
Proved + probable + future drilling opportunities	*#*	~310
Average working interest	*%*	~71
Net operated processing capacity	*MMcf/d*	~585
2017F production	*BOE/d*	46,000
% oil / liquids	*%*	27
2017F capex	*$ millions*	55

Note: 2017F production and capital expenditures assume a January 1, 2017 effective date.

Elmworth-Wapiti area asset map



R25
R20
R15
R10
R5
R1W6
T80
T75
T70
T65
T60
West
East
Elmworth-Wapiti
WCSB
Deep Basin
BC
AB
Deep Basin Assets

cenovus ENERGY
March 29, 2017
30

Kaybob-Edson asset overview

Asset overview

- Asset anchored by Spirit River development and production in Kakwa and Edson
- Meaningful Montney and Duvernay potential with continued delineation activity by offsetting operators
- Additional multi-horizon potential given Cretaceous and Jurassic rights

Key statistics

	Units	Statistic
Net acres	*acres*	~720,000
Proved + probable + future drilling opportunities	*#*	~630
Average working interest	*%*	~71
Net operated processing capacity	*MMcf/d*	~265
2017F production	*BOE/d*	37,000
% oil / liquids	*%*	18
2017F capex	*$ millions*	60

Kaybob-Edson area asset map


R10
R5
R1W6
R25
R20
R15
R10
R5W5
T70
T65
T60
T55
T50
T45
T40
BC
AB
West
Kaybob-Edson
East
Deep Basin
WCSB
Deep Basin Assets
Cenovus Lands

Note: 2017F production and capital expenditures assume a January 1, 2017 effective date.

cenovus ENERGY
March 29, 2017
31

Clearwater asset overview

Asset overview

- Significant horizontal development potential across Spirit River, Cardium, and Glauconitic
- Meaningful offsetting industry activity in recent years despite limited capitalization of the acquired Clearwater assets
- Infrastructure ownership results in attractive operating cost structure with capacity to support near-term growth

Key statistics

	Units	Statistic
Net acres	*acres*	~840,000
Proved + probable + future drilling opportunities	#	~540
Average working interest	%	~68
Net operated processing capacity	*MMcf/d*	~125
2017F production	*BOE/d*	37,000
% oil / liquids	%	36
2017F capex	*$ millions*	55

Note: 2017F production and capital expenditures assume a January 1, 2017 effective date.

Clearwater area asset map


R1W6
R25
R20
R15
R10
R5
R1W5
R25
R20
T50
T45
T40
T35
T30
T25
West
Clearwater
East
Deep Basin
BC
AB
WCSB
Deep Basin Assets

cenovus ENERGY
March 29, 2017
32

Deep Basin infrastructure overview

Asset overview

- ~1.4 BCF/d of net natural gas processing capacity and significant associated gathering infrastructure
- Infrastructure footprint spans the Deep Basin
- Ownership and control underpins operational flexibility
- Excess processing capacity supports near-term development potential
- Third party processing revenues support competitive cost advantage

Key statistics

	Units	Statistic
Operated and non-operated assets	#	27
Avg. working interest of operated facilities	%	77
Total net processing capacity	MMcf/d	~1,400

Key facilities

Facility	Units	Statistic
Elmworth 01-08-70-11W6	Net MMcf/d	395
Noel B-059-D/093-9-08	Net MMcf/d	150
Peco 6-19-73-08W6	Net MMcf/d	69

Deep Basin infrastructure map


CRESTAR WEMBLEY 06-19
ELMWORTH 04-08
BERLAND SWEET PLANT 14-15
CRESTAR NITON 14-18
PEMBINA 13-35
BURLINGTON SAND CREEK 06-25
ALDER 10-09
COPOL NOEL B-059-D
COPOL ELMWORTH 01-08
BURLINGTON RESTHAVEN 01-36
WOLF SOUTH 05-01
CONOCO PECO 12-01
BC AB
Deep Basin Assets
Facilities
Key Gas Processing Facilities
Other WI Facilities
Pipelines
16" – 36"
12" – 16"
8" – 12"
Market Pipelines
Alliance
Spectra
TCPL

cenovus ENERGY
March 29, 2017
33

Supplemental terms of the transaction Based on a 5-year time horizon, with a threshold price of $52.00/bbl Western Canadian Select (“WCS”) Calculation based on $6.0 million per quarter multiplied by the difference between the average WCS price and the threshold price of $52.00/bbl Payments and calculations are done on a quarterly basis Contingent payments will be reduced during periods of material production outages Cenovus retains 80-85% of the benefit above the trigger price based on current FCCL production volumes Contingent payment terms Vendor take-back terms ConocoPhillips has agreed to receive 208 million common shares of Cenovus Share consideration reinforces ConocoPhillips’ confidence in the strategic rationale of this transaction and future outlook for Cenovus ConocoPhillips is bound by the terms in the investor agreement, including a restriction on its ability to sell or hedge its shares for a minimum period of six months from the closing date of the transaction ConocoPhillips has agreed to vote with Cenovus management voting recommendations or abstain from voting and is restricted from nominating new members to Cenovus’s Board of Directors March 29, 2017

SCHEDULE F - FORM OF PRESS RELEASE

Cenovus announces $3.0 billion bought-deal

offering of common shares

Calgary, Alberta (March 29, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus”) announced today that it has entered into a bought-deal financing agreement to sell 187.5 million common shares (“Common Shares”) at a price of $16.00 per share (the “Offering”).

The Offering will be made through a syndicate of underwriters (the “Underwriters”) led by RBC Capital Markets and J.P. Morgan. The gross proceeds from the Offering will be approximately $3.0 billion. The Offering is subject to customary closing conditions, including the receipt of applicable stock exchange approvals, and is expected to close on or about April 6, 2017.

Cenovus has granted the Underwriters an over-allotment option to purchase up to an additional 28.125 million Common Shares at the offering price, exercisable for a period of 30 days after closing. If the over-allotment option is exercised in full, the gross proceeds from the Offering will be approximately $3.45 billion.

Cenovus intends to use the net proceeds from the Offering to finance a portion of the cash consideration payable by it for the purchase of assets in Western Canada from ConocoPhillips, the details of which were announced today in a separate news release issued by Cenovus (the “Acquisition”). The assets to be acquired include ConocoPhillips’ 50% interest in the FCCL Partnership, the companies’ jointly owned oil sands venture operated by Cenovus, as well as the majority of ConocoPhillips’ Deep Basin assets in Alberta and British Columbia. The closing of the Offering is not conditional upon the Acquisition being completed. In the event that the Acquisition is not completed, Cenovus may use the net proceeds of this Offering to, among other things, reduce its outstanding indebtedness, finance future growth opportunities including acquisitions and investments, finance its capital expenditures, repurchase outstanding Common Shares or for other general corporate purposes.

The Common Shares will be offered in all of the provinces and territories of Canada by way of a prospectus supplement to Cenovus’s short form base shelf prospectus, dated February 24, 2016 (collectively, the “Prospectus”). The prospectus supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 in accordance with the multi-jurisdictional disclosure system established between Canada and the United States.

1

Prospective investors should read the Prospectus and the documents incorporated by reference therein before investing in the Common Shares. These documents may be accessed for free by visiting SEDAR at sedar.com or EDGAR at sec.gov. Alternatively, any underwriter or dealer participating in the Offering will arrange to send prospective investors the prospectus supplement (and any amendments thereto), or the prospective investor may request such documents through any of the contacts listed below:

	Canada	U.S.

RBC Capital Markets

Mail:

RBC Dominion Securities Inc.

Attn: Simon Yeung

Distribution Centre, RBC Wellington Sq., 8th Floor

180 Wellington St. W.

Toronto, Ontario M5J 0C2

Email: Distribution.RBCDS@rbccm.com

Phone: (416) 842-5349

Mail: RBC Capital Markets, LLC Attn: Equity Syndicate 200 Vesey Street, 8th Floor New York, NY 10281-8098 Email: equityprospectus@rbccm.com Phone: (877) 822-4089

J.P Morgan	Mail: JP Morgan Securities Canada Inc. via Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Email: prospectus-eq_fi@jpmchase.com Phone: (866) 803-9204	Mail: J.P. Morgan Securities LLC via Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, New York 11717 Email: prospectus-eq_fi@jpmchase.com Phone: (866) 803-9204

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Information

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “estimate”, “plan”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “potential”, “may”, “on track”, “confidence” or similar expressions and includes suggestions of future outcomes, including statements about: the planned Offering and Acquisition, the expected closing of the Offering, the use of proceeds from the Offering, and plans regarding the financing of the Acquisition. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry and the capital markets generally. The factors or assumptions on which the forward-looking information is based include: timing and receipt of applicable regulatory approvals for the Offering and the Acquisition; all required financing being available, and all conditions being satisfied or waived to complete the Acquisition; the Offering and Acquisition being completed on the terms and timing expected; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause the company’s actual results to differ materially include: our inability to complete the Acquisition on the terms contemplated by the purchase and sale agreement in respect of the Acquisition, or at all; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; volatility of and assumptions regarding oil and natural gas prices; risks inherent in operation of the company’s business, including health, safety and environmental risks; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s AIF or Form 40-F for the year ended December 31, 2016, available on SEDAR at sedar.com, EDGAR at sec.gov and “Risk Factors” in the prospectus supplement.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

FOR FURTHER INFORMATION PLEASE CONTACT:

Cenovus Energy Inc.

www.cenovus.com